                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 40-F

(CHECK ONE:)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JUNE 30, 2002          COMMISSION FILE NUMBER: 1-14596

                             INTRAWEST CORPORATION
             (Exact name of Registrant as specified in its charter)

                                     CANADA
       (Province or other jurisdiction of incorporation or organization)

                         SUITE 800, 200 BURRARD STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                       TELEPHONE NUMBER : (604) 669-9777
   (Address and telephone number of Registrant's principal executive offices)

                                  PTSGE CORP.
                           5000 BANK OF AMERICA TOWER
                                701 FIFTH AVENUE
                           SEATTLE, WASHINGTON 98104
                       TELEPHONE NUMBER : (206) 623-7580
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

                     7011                                      NOT APPLICABLE
         (Primary Standard Industrial                 (I.R.S. Employer Identification
     Classification Code (if applicable))                 Number (if applicable))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                         Name of each exchange on which registered
-------------------                         -----------------------------------------
Common Shares                               New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual information form            [X]  Audited annual financial statements

      Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

      47,547,244 common shares as at June 30, 2002

      Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  [ ]          No  [X]

      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]          No  [ ]

                                 INTRAWEST LOGO

                            ANNUAL INFORMATION FORM

                             INTRAWEST CORPORATION

                         Suite 800, 200 Burrard Street
                  Vancouver, British Columbia, Canada V6C 3L6

                               September 9, 2002

                             INTRAWEST CORPORATION

                            ANNUAL INFORMATION FORM

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
Certain Definitions, Statistical and Other Information......  A-2
The Company.................................................  A-3
  Incorporation.............................................  A-3
  Overview..................................................  A-3
  Corporate Structure.......................................  A-4
  General Development of the Business.......................  A-4
The Mountain Resort Industry................................  A-5
The Golf Industry...........................................  A-6
Resort Management and Development...........................  A-7
  Resort Operations.........................................  A-7
     Mountain Resort Properties.............................  A-7
     Warm-Weather Destination Properties.................... A-11
     Other Resort Properties................................ A-11
     Sources of Resort Operations Revenue................... A-11
     Sponsorship and Special Events......................... A-14
     Information Technology................................. A-14
     Resort Marketing and Sales............................. A-14
  Resort Real Estate Development............................ A-15
     The Development Process................................ A-16
     Real Estate Properties................................. A-17
     Resort Club............................................ A-24
  Competition............................................... A-25
  Legal and Regulatory Matters.............................. A-25
Non-Resort Assets........................................... A-25
Employees................................................... A-26
Selected Consolidated Financial Information................. A-27
Management's Discussion and Analysis........................ A-29
Market for Securities....................................... A-44
Directors and Executive Officers............................ A-44
Additional Information...................................... A-45
Consolidated Financial Statements...........................  F-1

             CERTAIN DEFINITIONS, STATISTICAL AND OTHER INFORMATION

      Unless the context otherwise requires, the "Company" or "Intrawest" refers to Intrawest Corporation, either alone or together with its subsidiaries and their respective interests in joint ventures and partnerships.

      As used in this Annual Information Form, "skier visit" means one guest accessing a ski mountain on any one day and "unit" means one condominium-hotel unit, one townhome unit, one single-family lot or 1,000 square feet of commercial space.

      Statistical information relating to the ski and golf industries included in this Annual Information Form is derived by the Company from recognized industry reports regularly published by industry associations and independent consulting and data compilation organizations in these industries, including The National Ski Areas Association, The Canadian Ski Council, the White Book of Ski Areas and the National Golf Foundation.

      Unless otherwise indicated, all dollar amounts are stated in United States dollars.

                                  THE COMPANY

INCORPORATION

      The Company was formed by an amalgamation on November 23, 1979 under the Company Act (British Columbia) and was continued under the Canada Business Corporations Act on January 14, 2002. The registered office of the Company is located at 1300-777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K2, its executive office is located at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6 and its telephone number is (604) 669-9777. The Company maintains a Web site at www.intrawest.com.

OVERVIEW

      Intrawest is the leading developer and operator of village-centered resorts across North America. The Company's principal strength is its ability to combine expertise in resort operations and real estate development. By combining high-quality resort services and amenities with innovative residential and commercial real estate development, the Company has generated, and has implemented strategies that it expects will continue to generate, increases in the number of visitors, return on assets and average selling prices of real estate at its resorts.

      Intrawest's network of nine mountain resorts, which are geographically diversified across North America's major ski regions, enables it to provide a wide range of distinctive vacation experiences. The Company's resorts include Whistler Blackcomb and Panorama in British Columbia, Blue Mountain in Ontario, Tremblant in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper in Colorado, Mountain Creek in New Jersey and Mammoth in California. During the 2001/2002 ski season the Company's network of resorts generated approximately
7.0 million skier visits, which is more than the number generated by any other North American group of affiliated mountain resorts. Intrawest holds a 45% equity interest in Alpine Helicopters Ltd. ("Alpine"), the parent company of Canadian Mountain Holidays Inc. ("CMH"), a provider of helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia. Intrawest is also in the process of negotiating an agreement with the City and County of Denver to operate and develop Winter Park in Colorado.

      Intrawest also is developing and operating the warm-weather destination resort of Sandestin, the largest resort and residential community in northwestern Florida. Intrawest owns and operates 17 golf courses throughout North America and manages an additional 8 courses.

      Intrawest is North America's largest mountain resort real estate developer. The Company owns, develops and manages residential and commercial resort real estate at each of its resorts and is developing mountain resort villages at Keystone in Colorado, Squaw Valley in California, Solitude in Utah, Snowmass in Colorado and Les Arcs in France. The Company is also developing resort villages at Lake Las Vegas Resort in Nevada and at Sandestin in Florida. Intrawest owns or has rights to acquire land on which it expects to develop and sell approximately 19,400 units over the next 10 to 12 years. The Company's resort development formula links the staged expansion of ski, golf and other resort operations with the planning, design and managed development of architecturally distinct four-season resort villages. The Intrawest formula emphasizes quality of service, comprehensive amenities, village ambience and other characteristics which attract visitors and buyers of real estate. Intrawest has successfully employed this formula at Whistler Blackcomb and Tremblant and, as a result, the villages at these locations have become major attractions, drawing both skiers and non-skiers. The Company is at various stages of applying its formula to the extensive developable land holdings at its other resorts. At many of its resorts, the Company also builds and operates resort club locations which are marketed as timeshare vacation ownership resorts. Resort club locations are in operation at Whistler Blackcomb, Tremblant, Panorama and Sandestin and in Hawaii, Vancouver and Palm Desert.

CORPORATE STRUCTURE

      The following is a list of the Company's principal subsidiaries and partnerships as at June 30, 2002, indicating the place of incorporation/registration, and showing the percentage equity interest beneficially owned by the Company.

                                                              PLACE OF            PERCENTAGE
                                                           INCORPORATION/       EQUITY INTEREST
                                                            REGISTRATION      HELD BY THE COMPANY
                                                          ----------------    -------------------
Blackcomb Skiing Enterprises Limited Partnership......    British Columbia        77
Whistler Mountain Resort Limited Partnership..........    British Columbia        77
Mont Tremblant Resorts and Company, Limited
  Partnership.........................................         Quebec             100
IW Resorts Limited Partnership........................    British Columbia        100
Intrawest Resort Ownership Corporation................    British Columbia        100
Intrawest Resort Finance Corporation..................    British Columbia        100
Intrawest U.S. Holdings Inc...........................        Delaware            100
Intrawest Luxembourg S.A..............................       Luxembourg           100
Intrawest Golf Holdings, Inc..........................        Delaware            100
Intrawest Retail Group, Inc...........................        Colorado            100
Intrawest Resorts, Inc................................        Delaware            100
Intrawest Sandestin Company, L.L.C. ..................        Delaware            100
Keystone/Intrawest L.L.C..............................        Delaware            50
Copper Mountain, Inc..................................        Delaware            100
Mountain Creek Resort, Inc............................       New Jersey           100
Snowshoe Mountain, Inc................................     West Virginia          100
The Stratton Corporation..............................        Vermont             100

GENERAL DEVELOPMENT OF THE BUSINESS

      During the past three fiscal years, the Company has expanded its resort operations and resort real estate development businesses. Key developments during this period are set out below.

     2000

     - In December 1999 the Company announced a normal course issuer bid through The Toronto Stock Exchange for up to 1,022,000 of the Company's Non-Resort Preferred ("NRP") Shares.

     - In January 2000 the Company raised gross proceeds of $135 million from a private offering of unsecured notes in Canada and the United States.

     - In June 2000 the Company entered into an agreement to develop the Village at MonteLago located at Lake Las Vegas Resort in Nevada.

     2001

     - In July 2000 the Company entered into an agreement to develop a village at Les Arcs resort in France.

     - In January 2001 the Company announced a normal course issuer bid through The Toronto Stock Exchange for up to 465,000 NRP Shares.

     - In March 2001 the Company raised gross proceeds of $125 million from a private offering of unsecured notes in Canada and the United States.

     2002

     - In July 2001 the Company entered into an agreement to develop a village at Snowmass at Aspen, Colorado.

     - In January 2002 the Company was granted by the City and County of Denver the exclusive right to negotiate an agreement to operate and develop Winter Park in Colorado.

     - In February 2002 the Company announced a normal course issuer bid through The Toronto Stock Exchange for up to 370,000 NRP Shares.

     - In June 2002 the Company raised gross proceeds of Cdn.$85.8 million from a public offering of 3,250,000 Common Shares in Canada and the United States.

                          THE MOUNTAIN RESORT INDUSTRY

      There are approximately 730 ski resorts in North America of which 490 are located in the United States and 240 are located in Canada. During the 2001/2002 ski season, these resorts attracted approximately 72.4 million skier visits (54.4 million to United States ski areas and 18.0 million to Canadian ski areas). The geographic distribution of North American skier visits during the 2001/2002 season was as follows:

                                                        PROPORTIONATE
GEOGRAPHIC REGION                       SKIER VISITS        SHARE        INTRAWEST RESORT LOCATED IN REGION
-----------------                       ------------    -------------    ----------------------------------
                                         (MILLIONS)          (%)
Western Canada......................         6.3              8.7        Whistler Blackcomb, Panorama
Quebec..............................         6.1              8.4        Tremblant
Other Canada........................         5.6              7.8        Blue Mountain
U.S. Rocky Mountains................        18.1             25.0        Copper
Northeast U.S. .....................        12.2             16.8        Stratton, Mountain Creek
Pacific West U.S. ..................        12.1             16.7        Mammoth
Midwest U.S. .......................         7.0              9.7        --
Southeast U.S. .....................         5.0              6.9        Snowshoe
                                            ----            -----
                                            72.4            100.0
                                            ====            =====

      North American ski resorts range from small regional ski areas which primarily cater to day skiers to large amenity-filled resorts targeted to the destination visitor. Day visitors tend to focus on lift ticket prices and accessibility. Destination visitors stay for one or more nights, focus on the number of amenities and activities offered as well as the perceived overall quality of their vacation experience, are less price sensitive than day visitors, spend more on non-lift ticket items and are less likely to change their skiing plans because of changes in local conditions. As a result of these differences, destination visitors generate significantly higher revenue per day for resort owners than day visitors and provide balance to the resort's revenue mix. The smaller day-visitor ski areas predominate in terms of number of resorts, but capture significantly less traffic than the large destination ski areas. The National Ski Areas Association estimated that in the 2001/2002 ski season the largest 20% of ski areas accounted for approximately 80% of the total skier visits in the United States. The Company has determined that, depending on customer mix, 80-85% of visits to its resorts are "drive-to" (i.e., the visitor drives from home to the resort).

      Since 1985 the number of active skiers and annual skier visits in North America has not changed significantly. During the same period, the mountain resort industry has undergone a period of consolidation and attrition resulting in a significant decline in the total number of ski areas in North America. The number of North American ski resorts has declined from approximately 1,025 in 1985 to approximately 730 in 2002. The Company believes that technological advances, most notably in the development of high-speed lifts, and rising infrastructure costs were the driving forces behind this consolidation and will continue to drive further consolidation as the majority of resorts lack the capital and management ability to compete with the emerging industry leaders. In addition, the mountain resort industry is characterized by significant barriers to entry since the number of attractive sites is limited, the costs of resort development are high and environmental regulations impose significant restrictions on new development. The last new major ski facility in North America was opened in 1981. Despite the recent consolidation trend among destination resorts, ownership of the smaller regional resorts remains highly fragmented. The Company believes that the continuing attrition of smaller regional resorts will also provide growth opportunities for destination resorts in this segment of the industry.

      The Company is positioned to benefit from certain recent trends and developments which are favourably affecting the North American mountain resort industry, including (i) demographic trends under which the large "baby boom" generation is entering the 45 years and over age category, which is the age group with the highest average individual skier visit frequency and the largest number of buyers of vacation property, and the leading edge of the "echo boom" generation has entered the teenage years, which is the prime entry age for skiing, snowboarding and other "on-snow" sports, (ii) societal trends which place a greater focus on leisure, fitness and outdoor activities, (iii) product innovations such as parabolic skis which encourage broader participation, facilitate learning and enhance performance and (iv) the continuing growth of snowboarding, which is increasing youth and young adult participation in mountain sports. In the United States, skier visits attributable to snowboarders have increased steadily and are currently estimated to represent 29% of all skier visits in the United States. The Company believes that these trends and developments will continue to attract additional destination guests and will result in growing demand from affluent families for vacation homes in mountain resorts.

                               THE GOLF INDUSTRY

      There are approximately 19,000 golf courses in North America -- 17,000 in the United States and 2,000 in Canada. In 1999 there were approximately 26 million active golfers in the United States and 5 million in Canada, representing about a 13% participation rate. While participation has been relatively stable over the past few years, consumer spending on golf has increased significantly, from $7.8 billion in the United States in 1986 to over $22 billion in 1999. Revenue per round has been driven up by increases in greens fees and higher spending on equipment, lessons, golf cart rental and other services.

      The same demographic trends that are impacting the mountain resort industry are affecting golf. The aging of the "baby boom" generation is expected to increase the number of rounds played and the average revenue per round. Golfers over the age of 50 currently account for approximately 25% of total golfers but they play almost 50% of the total rounds each year and they spend over 50% more per player than younger golfers. In addition, the largest age group of beginners to golf is the 18-29-year old group and the leading edge of the "echo boom" generation turned 18 in 1996. Equipment innovations, such as over-sized golf club heads, are encouraging broader participation by facilitating learning and enhancing performance.

      The ownership of golf courses in North America is highly fragmented. In the United States there are approximately 11,000 different golf course owners and the top 15 course owners/managers have only approximately 5% of the market in aggregate. Similarly in Canada, less than 2% of golf courses are owned or operated by multi-course operators. Consolidation of the golf industry has begun as many independent owners lack the necessary capital to improve or maintain their courses, there is a limited supply of experienced golf operating personnel, and cost and marketing efficiencies are enhanced by the operation of multiple golf courses. Intrawest expects to capitalize on this consolidation trend by acquiring additional golf courses in the future.

                       RESORT MANAGEMENT AND DEVELOPMENT

RESORT OPERATIONS

  MOUNTAIN RESORT PROPERTIES

      The following table summarizes certain key statistics relating to each of the Company's mountain resort locations.

                       INTRAWEST                                                 AVERAGE     SNOW-     2001/2002
                       OWNERSHIP    SKIABLE   VERTICAL               LIFTS        ANNUAL     MAKING      SKIER
RESORT                 PERCENTAGE   TERRAIN     DROP     TRAILS   (HIGH-SPEED)   SNOWFALL   COVERAGE    VISITS
------                 ----------   -------   --------   ------   ------------   --------   --------   ---------
                          (%)       (ACRES)    (FEET)                            (INCHES)     (%)       (000'S)
Whistler Blackcomb...      77        7,071     5,280      227        33(15)        360          7        2,230
Mammoth..............      59.5(1)   3,500     3,100      185        35(10)        350         17        1,221
Copper...............     100        2,450     2,699      125         23(5)        255         16        1,005
Tremblant............     100          604     2,115       92         14(7)        140         75          754
Blue Mountain........      50          251       720       34         12(4)        100         94          472
Snowshoe.............     100          224     1,598       57         14(2)        185        100          417
Stratton.............     100          583     2,003       90         16(5)        180         86          387
Mountain Creek.......     100          168     1,040       44         11(3)         90        100          254
Panorama.............     100        1,500     4,047      100         10(1)        110         35          212
Mont Ste. Marie(2)...     100          108     1,250       25          3(2)        120         90           62

---------------

(1) Each of the shareholders of Mammoth Mountain Ski Area ("MMSA") (including the Company) has a pro rata right of first refusal to purchase any shares of MMSA to be sold by any other shareholder to third parties.
(2) The Company sold Mont Ste. Marie effective February 1, 2002.

      WHISTLER BLACKCOMB. Whistler Blackcomb, located approximately 75 miles northeast of Vancouver, British Columbia, is North America's most visited ski resort. The Resort Municipality of Whistler ("Whistler Resort") is centred around the downhill ski facilities at Whistler and Blackcomb which have been in operation since 1966 and 1980, respectively. Whistler Resort is accessible year-round by car and railroad, as well as by air via Vancouver's international airport. The expansion of the Vancouver airport, combined with the "open skies policy" between Canada and the United States, has increased direct flights from key population centres, particularly in the United States.

      Since Intrawest acquired Blackcomb in 1986, the Company has invested heavily on capital improvements including high-speed lifts, expanded trails, upgraded snowmaking capabilities, new restaurants and employee housing. Since 1988 Whistler has upgraded and replaced many of its older lifts and has expanded its restaurant and service facilities. Together Whistler and Blackcomb Mountain skier visits in 2001/2002 totaled 2,230,000, the largest in North America for a single resort.

      The Company operates a 3,414-acre ski area facility at Blackcomb which has elevations at its base of 2,214 feet and at its peak of 7,494 feet, resulting in a vertical drop of 5,280 feet, the greatest of any North American ski mountain. Blackcomb, the only major North American mountain resort with two glaciers, is able to offer skiing and snowboarding until early August. As a result, Blackcomb is a leading summer training site for ski and snowboard competitors. All of the lifts and ski runs, and some of the buildings, are located on land leased to Blackcomb by the Province of British Columbia under a ski area agreement which expires in 2029. An annual lease payment currently equal to 2% of defined gross revenue is payable by Blackcomb under this agreement.

      Whistler has a 3,657-acre ski area facility which has elevations at its base of 2,140 feet and at its peak of 7,160 feet, resulting in a vertical drop of 5,020 feet, the second greatest of any North American ski mountain. Whistler has one glacier and seven high alpine bowls. Currently, less than two-thirds of the skiable terrain is serviced by lifts. All of the lifts and ski runs, and some of the buildings, are located on land leased to Whistler by the Province of British Columbia under a ski area agreement which expires in 2032. An annual lease payment currently equal to 2% of defined gross revenue is payable by Whistler under this agreement.

      The Company is the largest retailer in Whistler Resort with 43 retail and equipment rental shops. The Company also has food and beverage operations at 16 restaurants and bars, having a total seating capacity of approximately 8,200.

      Whistler Blackcomb's 1,400-person ski and snowboard school offers classes for both adults and children. An 8,000-square foot children's and youth's lodge was built in 1995 to accommodate the growing demand for this service. The combined Whistler Blackcomb ski school offers more Level IV instructors than any other resort in North America.

      Whistler Resort has undergone considerable development over the past several years and now contains approximately 250 shops and restaurants, lodging units for approximately 40,000 people, and numerous galleries and recreation and entertainment facilities. With three championship golf courses designed by Arnold Palmer, Jack Nicklaus and Robert Trent Jones Jr., respectively (none of which is owned by the Company), lakes for swimming and boating, extensive mountain biking trails and numerous festival activities, Whistler Resort draws visitors from around the world and is a well-established year-round tourist attraction.

      MAMMOTH. Intrawest acquired a 33% interest in Mammoth effective December 1995, increasing its interest to 51% in November 1997, 58% in January 1998 and 59.5% in April 1999. Mammoth is located in central California in the eastern Sierra Nevada mountain range 325 miles north of Los Angeles. It is the closest major mountain resort to the heavily populated southern California market from which it draws most of its visitors. Mammoth is also located approximately four miles from the town of Mammoth Lakes which has a permanent population of approximately 7,000 people. Mammoth Lakes has over 50 restaurants and bars and 150 lodging facilities.

      Mammoth consists of two separate ski areas, Mammoth Mountain and June Mountain, which are approximately 20 miles apart. Mammoth has a 3,500-acre ski area facility which has elevations at its base of 7,953 feet and at its peak of 11,053 feet. Mammoth has 185 trails which are serviced by 35 lifts, including 10 high-speed quad chairlifts. All of Mammoth's lifts, ski trails and related assets are located on land leased to Mammoth by the United States Forest Service under various special use permits which expire at various times during the period from 2012 to 2024. Pursuant to these permits, Mammoth makes annual payments based on a percentage of sales.

      Mammoth owns and operates 6 sport shops, 5 hotel properties, and food and beverage operations at 9 restaurants and bars, having a total seating capacity of approximately 4,600.

      Summer activities at Mammoth include 80 miles of mountain biking trails, fishing, board-sailing and water skiing on nearby lakes, and hiking through the Sierra Nevadas. There is a golf course in Mammoth Lakes and Intrawest is a partner in the Sierra Star Golf Course at Mammoth. Yosemite National Park, a two-hour drive from Mammoth, draws visitors to the region from around the world.

      COPPER. Copper is located approximately 75 miles west of Denver in Summit County, the heart of Colorado's ski country. Copper is easily accessible by car via Interstate 70 and by air through three airports at Denver, Colorado Springs and Eagle.

      Development of the village at Copper began in 1972. Since 1989 Copper has invested significantly in capital improvements including high-speed lifts, new restaurant facilities and service buildings, and vehicles and other equipment. The Company completed its acquisition of Copper in 1997 and intends to continue to make capital improvements at Copper including new lifts and trails and expanded restaurant facilities.

      Copper has a 2,450-acre ski area facility on three mountains, Copper, Union Peak and Tucker Mountain. Copper's ski operations were established in 1972. Copper has elevations at its base of 9,712 feet and at its peak of 12,411 feet. The skiable terrain is serviced by 23 lifts, including five high-speed chairlifts. Copper owns substantially all of the base area land and facilities. A significant portion of Copper's lifts, ski trails and related assets are located on land leased to Copper by the United States Forest Service under a special use permit which expires in 2037. Pursuant to this permit, Copper makes monthly payments of between 1.5% and 6.75% of the annual gross revenue generated from Copper's facilities physically located on government land.

      Copper has 125 interconnected trails located on the front and back of its three mountains suited to a wide variety of skier ability levels. In addition to 1,366 acres of tree-lined ski trails, Copper offers four high alpine bowls which provide skiers with 1,067 acres of above-timberline skiing.

      Copper has 5 retail shops and 3 equipment rental shops, and food and beverage operations at 11 restaurants and bars, having a total seating capacity of approximately 2,400.

      The Copper area has four-season appeal. Summer activities include golf on the highest altitude championship course in North America at the Pete Dye-designed Copper Creek Golf Course (owned by the Company), horseback riding, bungee jumping, fishing and mountain biking accessed via chairlift. Bike riders can access a paved bike path system which connects all resorts located in Summit and Eagle Counties. In addition, mountain bikers can access a variety of trails, including the Colorado Trail which travels from Denver to the southwestern Colorado town of Durango. Numerous festivals and special events also support the Copper area as a major summer tourist attraction.

      TREMBLANT. Tremblant, located in the Laurentians, 90 miles north of Montreal, Quebec, has been rated as the number-one ski resort in the East by SKI magazine in four of the past five years. The resort is accessible by car via a major four-lane highway from Montreal and by air through major international airports located in Montreal and Ottawa. Tremblant draws most of its visitors from Montreal, Ottawa, Toronto and the northeastern United States.

      Opened in 1939, Tremblant is the oldest major operating ski area in Canada. Since acquiring Tremblant in 1991, Intrawest has carried out a significant expansion of the ski facilities, including the addition of high-speed detachable quad chairlifts, six- and eight-passenger gondolas, new trails, a 1,000-seat mountain-top restaurant, a state-of-the-art snowmaking system, the Edge, Tremblant's first new peak since 1943, and the Versant Soleil, the largest ski terrain expansion since the initial development of Tremblant.

      The Company operates a 604-acre ski area facility at Tremblant which has elevations at its base of 755 feet and at its peak of 2,870 feet, resulting in the greatest vertical drop in eastern Canada. Tremblant has 92 trails which are serviced by 14 lifts, including seven high-speed quad chairlifts. Tremblant has more high-speed lifts than any other resort in eastern North America. All of Tremblant's lifts and ski runs, and some of its buildings, are located on land leased to Tremblant by the Province of Quebec under a ski area agreement that expires in 2051. Pursuant to this agreement, Tremblant pays a minimal annual lease payment.

      Tremblant has 17 sports shops and food and beverage operations at 9 restaurants, cafes and bars, having a total seating capacity of approximately 2,700.

      Tremblant has been designed as a four-season resort which emphasizes a unique French Canadian charm and is a text-book example of staged village development. Its summer attractions include swimming and boating on nine-mile long Lac Tremblant at the base of the mountain, golf at Le Geant and Le Diable, two 18-hole championship golf courses owned by the Company, tennis, hiking and mountain biking. The Company is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Fairmont Hotels & Resorts. The 36,000-square foot convention centre, which can accommodate 1,800 delegates, has increased traffic at the resort year round and particularly during the shoulder seasons.

      BLUE MOUNTAIN. Blue Mountain, Ontario's largest mountain resort, is located approximately 100 miles northwest of Toronto on the southern shores of Georgian Bay. Skiing began at Blue Mountain in 1941. Intrawest acquired its 50% interest in Blue Mountain in January 1999. Blue Mountain has a 251-acre ski area facility with a vertical drop of 720 feet. Blue Mountain's 34 trails are serviced by 12 lifts, including 4 high-speed chairlifts. Blue Mountain has food and beverage operations at 6 locations having a total seating capacity of approximately 2,800.

      Blue Mountain's summer amenities include an 18-hole golf course and a waterfront park on Georgian Bay.

      SNOWSHOE. Snowshoe, located in West Virginia, is the largest ski resort in the mid-Atlantic region of the United States and has the greatest vertical drop, most uphill capacity, most extensive snowmaking coverage and the largest on-site bed base in the region. Approximately 95% of Snowshoe's annual visitors are destination skiers who drive from a market that includes North Carolina, South Carolina, Virginia and Georgia. Snowshoe, established in 1973, consists of two separate ski areas, Snowshoe Mountain and Silver Creek Mountain, which are one mile apart and connected by shuttle bus service.

      Intrawest acquired Snowshoe in 1995 and has invested significantly in new capital improvements, mainly consisting of lifts, snowmaking and terrain expansion. The Company operates a 200-acre ski area facility at Snowshoe which has elevations at its base of 3,250 feet and at its peak of 4,848 feet. Snowshoe has 57 trails which are serviced by 14 lifts, including two high-speed chairlifts. Snowshoe's elevation is one of the highest among all ski resorts east of the U.S. Rockies, which enables Snowshoe to have a longer season than its regional competitors. The Company owns all of the land on which the ski facilities are located.

      Snowshoe has 18 retail shops, 5 of which are concessioned to third-party operators. The resort also owns and operates 13 restaurants and 9 bars, having a total seating capacity of approximately 2,500. Snowshoe owns 2 lodges having a total of 250 rooms and manages approximately 1,000 rental condominiums.

      Snowshoe's summer amenities include an 18-hole championship golf course owned by the Company and designed by Gary Player, over 100 miles of marked mountain biking trails, various tennis and swimming facilities, horseback riding and miniature golf. The resort also owns a conference centre with over 10,000 square feet of meeting rooms and banquet facilities which draw business travellers throughout the year.

      STRATTON. Stratton is located in southern Vermont and draws most of its visitors from the affluent markets of metropolitan New York, Connecticut, New Jersey and Massachusetts. The northeast corridor of the United States represents the largest concentration of skiers and skier visits in North America. Stratton, established in 1961, is generally regarded as the birthplace of snowboarding. Stratton formed the world's first snowboard school and has hosted snowboarding's U.S. Open, a major snowboard competition, every year since 1985.

      Since Intrawest acquired Stratton in 1994, the Company has invested significantly in capital improvements, primarily comprising upgrades to the snowmaking system, a six-passenger high-speed chairlift and improvements to the base area facilities. The Company operates a 583-acre ski area facility at Stratton which has elevations at its base of 1,933 feet and at its peak of 3,936 feet, the highest ski peak in southern Vermont. Stratton has 90 trails which are serviced by 16 lifts, five of which are high-speed.

      Stratton has 20 separate retail shops and food and beverage operations at 12 restaurants and bars, having a total seating capacity of approximately 2,300.

      Stratton's summer amenities include a 27-hole championship golf course, a 22-acre golf school and a sports and tennis complex, all of which are owned and operated by the Company. The town of Manchester, located approximately 22 miles from Stratton, is one of Vermont's busiest summer tourist attractions with over 70 designer discount outlets, antique stores and art galleries.

      MOUNTAIN CREEK. Mountain Creek, located approximately 50 miles from New York City, is the closest major skiing complex to the metropolitan New York area.

      Intrawest acquired Mountain Creek in February 1998. The ski area includes 1,100 acres of land encompassing three peaks -- Vernon Valley, Great Gorge South and Great Gorge North -- currently providing approximately 168 acres of skiable terrain that can be readily expanded, and a vertical drop of 1,040 feet, the greatest in the New York metropolitan area. The resort offers night skiing on all of its skiable terrain, and the Company owns all the land on which the ski facilities are located. Mountain Creek's summer amenities include a 75-acre waterpark and 5 mountain-top lakes.

      PANORAMA. Panorama is located in the Purcell Mountains approximately 12 miles from Invermere, British Columbia. The resort is a 3 1/2-hour drive from Calgary, Alberta from which Panorama draws many of its visitors. Skiing and village development began at Panorama in 1968. Since Intrawest acquired Panorama in 1993, the Company has added approximately 1,000 acres of skiable terrain designed to provide more variety for destination skiers and installed a summit T-bar lift to increase Panorama's skiable vertical drop to 4,047 feet, the third greatest in Canada surpassed only by Blackcomb and Whistler.

      The Company operates a 1,500-acre ski area facility at Panorama which has elevations at its base of 3,736 feet and at its peak of 7,783 feet. Panorama has 100 trails which are serviced by 10 lifts, including one high-speed quad chairlift. All of the lifts and ski runs, and some of the buildings, are located on land leased to Panorama by the Province of British Columbia under a ski area agreement that expires in 2033. Pursuant to this agreement, Panorama pays an annual lease payment currently equal to 2% of defined gross revenue.

      Panorama has 4 retail shops and food and beverage operations at 8 restaurants and bars, having a total seating capacity of approximately 850.

      Panorama offers access to some of the best heli-skiing in the world. All of the commercial facilities at the resort, except for the heli-skiing operation, are owned and operated by the Company. Panorama's summer amenities include Greywolf, an award-winning 18-hole championship golf course 50% owned by the Company and a mountainside waterpark with hot tubs and slides. Other summer attractions in the area include mountain biking, whitewater rafting and kayaking, horseback riding, tennis and hot springs at Radium and Fairmont.

  WARM-WEATHER DESTINATION PROPERTIES

      SANDESTIN. Sandestin is located in Destin, in northwestern Florida, a major tourist, second-home and retirement destination. The resort has a one-half mile of frontage on the Gulf of Mexico and 6 1/2 miles of frontage on Choctawhatchee Bay, which forms part of the Intracoastal waterway. Sandestin is the only resort in northwestern Florida that offers both beach and bay access directly from the property.

      Sandestin has 73 holes of golf on four separate courses. The resort also features 32,300 square feet of conference facilities, a 98-slip full-service marina suitable for craft up to 100 feet in length, 15 tennis courts, management of approximately 775 residential rental units, and various restaurants, bars and other recreational amenities.

      RAVEN. Raven is the premier brand of Intrawest's dedicated golf group, Intrawest Golf. Intrawest Golf owns and operates four Raven courses in addition to its other owned and managed courses.

  OTHER RESORT PROPERTIES

      CANADIAN MOUNTAIN HOLIDAYS. The Company has a 45% equity interest in Alpine, the parent company of CMH, which provides helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia. Alpine also provides non-leisure helicopter services on a contract basis. Approximately 75% of Alpine's annual revenue is generated from its leisure business operations.

      CMH, a leader in the heli-skiing industry, offers heli-skiing vacations in 12 mountain areas. CMH's operations include 21 helicopters, 7 remote lodges and 5 heli-hiking areas.

  SOURCES OF RESORT OPERATIONS REVENUE

      Intrawest's resort operations revenue from the ski and resort and warm-weather segments is derived from a wide variety of sources including mountain operations (lift-tickets and heli-skiing), retail and rental shops, food and beverage, lodging and property management, ski school, golf, tennis and other summer activities. Sales of lift tickets represent the single largest source of resort operations revenue (39.8% for fiscal 2002).

      The following chart provides a breakdown of the sources of the Company's ski and resort operations and warm-weather operations revenue during fiscal 2002. See "Selected Consolidated Financial Information -- Segmented Information" for segmented information.

                                                                  REVENUE       PROPORTION
                                                                ------------    ----------
                                                                (MILLIONS OF       (%)
                                                                  DOLLARS)
Mountain operations.........................................       $193.3          39.8
Retail and rental shops.....................................         85.0          17.5
Food and beverage...........................................         63.0          13.0
Lodging and property management.............................         61.0          12.6
Ski school..................................................         30.4           6.3
Golf........................................................         29.4           6.1
Other.......................................................         23.0           4.7
                                                                   ------         -----
                                                                   $485.1         100.0
                                                                   ======         =====

      MOUNTAIN OPERATIONS. The Company sells a wide variety of lift ticket products at its resorts targeted to particular customer segments at different times of the season. These products include season passes, frequent skier cards, single- and multi-day tickets, and heli-skiing revenue. Season pass purchasers are a very important customer group because generally they are the most frequent visitors, have a loyalty to the resort and are owners of real estate at the resort. The frequent skier card is in use at Whistler Blackcomb, Tremblant, Stratton, Mammoth and Copper. In addition to their other features, frequent skier cards at Whistler Blackcomb and Stratton offer direct lift access as the card is scanned at the lift line and a charge is made against the cardholder's credit card. The Company uses its frequent skier cards to increase skier visits at non-peak times by offering discounts against the regular day ticket price or by tying in promotions at its retail stores or food and beverage facilities. Single- and multi-day tickets constitute the balance of the Company's line of lift ticket products. These lift tickets are often sold to customers in packages including accommodations in order to fill beds when occupancy is expected to be low. Since fiscal 2000 revenue from lift ticket sales has increased from $177.1 million to $193.3 million, primarily because of improvements in ticket yields and increased skier visits. The Company's goal is to manage its ticket yields to obtain premium prices during peak periods and maximize aggregate lift ticket revenue during non-peak periods.

      RETAIL AND RENTAL SHOPS. The retail and equipment rental operations contribute significantly to overall resort profitability. Revenue from the Company's retail division increased from $72.8 million in fiscal 2000 to $85.0 million in fiscal 2002. Retail revenue aids in stabilizing the Company's daily and weekly cash flows, as the Company's shops tend to have the strongest sales on poor weather days. Shopping is generally an important part of the guest vacation experience and interesting shops are a vital ingredient in the total resort framework. Across all of its resorts the Company owns 133 retail and ski rental shops containing approximately 239,000 square feet of sales/service area. The large number of retail locations operated by the Company allows it to improve margins through large quantity purchase agreements and sponsorship relationships. These shops are located on the mountains and in the base areas. On-mountain shops generally sell ski accessories such as goggles, sunglasses, hats and gloves while base-area shops sell these items as well as hard goods such as skis, snowboards, boots and larger soft goods such as jackets and snowsuits. In addition, all locations offer the Company's own logo-wear which generally provides higher profit margins than other retail products. In the non-winter seasons, most of the on-mountain shops are closed and the base-area shops sell mountain bikes, in-line skates, tennis equipment and warm-weather apparel.

      The Company also owns and operates the 50-store chain of Breeze/Max sport retail and ski and snowboard rental shops containing approximately 96,000 square feet of space. This chain has locations in the western United States.

      FOOD AND BEVERAGE. Food and beverage has become an increasingly important component in providing a satisfying guest experience and has been a significant source of revenue growth for the Company. The introduction of high-speed lifts in the late 1980s has allowed skiers to ski more runs in a shorter period, thereby providing more time for other activities, such as dining.

      Each of Intrawest's mountain resorts owns and operates all of its on-mountain food and beverage facilities. These facilities include restaurants, bars, cafes, warming huts, cafeterias and fine dining options such as Christine's at Blackcomb and La Legende at Tremblant. Destination resorts, such as Whistler Blackcomb, which cater to visitors from all over the world, offer a wide variety of ethnic foods in their on-mountain restaurants as well as specialty menus for different family members. The resorts also own and operate many of the base-area restaurants and bars as well as many of the food service outlets in their village centres. In total, the Company owns and operates 110 different food and beverage facilities at its mountain resorts with more than 28,000 seats. The Company's control of its on-mountain and base-area food services allows it to capture a larger proportion of guest spending as well as to ensure product and service quality. Revenue from food and beverage services increased from $60.1 million in fiscal 2000 to $63.0 million in fiscal 2002.

      LODGING AND PROPERTY MANAGEMENT. The Company's lodging and property management division manages its own properties as well as properties owned by third parties. Currently the Company owns or manages approximately 6,200 lodging units at its mountain resorts. The lodging division performs a full complement of guest services including reservations, property management, housekeeping and brokerage operations. Each mountain resort has a welcome centre to which newly arriving guests are directed. The centre allocates accommodations and provides guests with information on all of the resort's activities and services. The Company's property management operation seeks to maximize the synergies that exist between lodging and lift-ticket promotions. Revenue from lodging and property management increased from $53.5 million in fiscal 2000 to $61.0 million in fiscal 2002.

      The Company's real estate development program is designed to ensure the continued growth of its lodging operation. Typically, newly constructed condominiums and townhomes are sold to owners who put the units into a rental pool managed by the Company. The resulting growth in occupancy increases skier visits and provides an additional source of fee revenue for the Company.

      The Company, through its subsidiary Resort Reservations Network Inc. ("Rezrez"), offers guests the opportunity to plan and book their vacation over the telephone or through an online booking engine via the Internet. Travelers may customize their travel and fully plan and book all of their vacation needs from accommodation, airline bookings, car rentals, lift passes, ski rentals and ski lessons. Pre-set packages are also available.

      SKI SCHOOL. The Company operates the ski school at each of its mountain resorts, except at Panorama where this service is concessioned to a third party. A variety of programs are offered to skiers, targeted to different ability levels and age groups. Future growth is expected to result from growth in the sport of snowboarding and technological advances currently taking place in alpine skiing equipment, for which the ski schools at the Company's resorts have qualified instructors. The Company's resorts offer packages designed to combine the new technologies with instructor-led learning sessions.

      The Company has approximately 3,400 instructors on its ski school staff across all of its mountain resorts. Over the past several years, the Company has initiated programs to increase its ski school business. Revenue from ski schools increased from $25.8 million in fiscal 2000 to $30.4 million in fiscal 2002.

      GOLF. Intrawest entered the golf business with its acquisition of Stratton in fiscal 1995. At its mountain resorts, the Company owns and operates championship golf courses at Panorama, Blue Mountain, Tremblant, Copper, Stratton, Snowshoe and Mammoth. The Company also owns an additional nine golf courses at its warm-weather resort properties in Florida and Arizona and two golf courses in Pitt

Meadows, British Columbia. Stratton also offers a golf school which attracts students from throughout eastern North America. Golf is a primary attraction in the summer and shoulder seasons, providing the Company with revenue from greens fees, golf cart rentals and pro-shop sales. In addition, golf also drives a significant portion of the food and beverage and lodging revenue during the summer. Golf courses are also a selling feature for real estate. The Company has significant developable land parcels adjacent to golf courses at its resorts, which generally command higher selling prices than other real estate. In addition, Intrawest manages eight golf courses owned by other parties. Revenue from golf declined from $30.9 million in fiscal 2000 to $29.4 million in fiscal 2002.

      OTHER. The Company generates additional revenue from ownership of community facilities, such as athletic centers, sports clubs and telephone services.

  SPONSORSHIP AND SPECIAL EVENTS

      An important part of the Company's business strategy is to increase exposure of the Intrawest brand name and the brand names of the individual Intrawest resorts by entering into sponsorship relationships with leading companies and by hosting world-class events to gain international exposure. The Company's geographically diversified mountain resorts are particularly appealing to sponsors seeking exposure across North America. In addition, the Company's leading industry position, coupled with the demographics of its customer base, make it an attractive partner for prospective sponsors. The Company's business sponsors include Coca Cola, Labatt USA, Kodak, Nestle, Visa, Telus, Bell and The Globe and Mail.

      The Company's resorts host a number of world-class sporting events including the Nokia Snowboard FIS World Cup Tour, the Canadian Alpine National Championships and snowboarding's U.S. Open championship at Stratton. Whistler, Panorama and Mammoth have also been the sites of several World Cup downhill and slalom races. In addition to these events, the Company's resorts host numerous high-profile music and arts events.

  INFORMATION TECHNOLOGY

      The Company's information technology systems improve communication with its guests and enhance guest service and convenience. These systems are intended to simplify a guest's purchase and use of the Company's services in order to build guest loyalty and encourage repeat buying. Current information technology initiatives which have been implemented at certain of the Company's resorts include (i) direct lift access systems by which skiers can avoid the ticket window by having their photo identification passes scanned at the lift line resulting in a charge to their credit cards, (ii) digital imaging systems for ski passes that prevent season passholders from having to be photographed annually, (iii) resort-wide guest charging systems whereby an identification card can be used to charge goods or services at any of the Company's facilities across the resort, (iv) central reservation systems for use in connection with the Company's property management business and (v) ski school reservation and instructor scheduling systems that simplify the booking process for guests and allow the Company to ensure better utilization of instructors.

  RESORT MARKETING AND SALES

      The primary objectives of the Company's marketing strategy include (i) increasing the Company's market share of North American, European and Asian visitors, (ii) building demand during both peak and non-peak periods, (iii) increasing existing customers' use of the Company's network of resorts, (iv) expanding the summer-and shoulder-season businesses of the Company's resorts and
(v) increasing the Company's total share of customer spending across each resort. Using market research information from the Company's database and employee feedback, the Company builds marketing programs which are targeted at particular customer and season segments.

      While traditional marketing mediums such as print media in ski industry and lifestyle publications continue to play a role in the overall marketing mix, the Company is placing increased emphasis on database marketing, strategic partnering and sponsorship initiatives. The Company has commenced initiatives to exploit its database to develop programs that identify and target new customers and increase the visit frequency and spending of existing customers.

RESORT REAL ESTATE DEVELOPMENT

      Intrawest is North America's largest mountain resort real estate developer. The Company has over 25 years of experience in the real estate industry, initially in the development of urban residential and commercial properties in the Pacific Northwest and, beginning in 1986 with its acquisition of Blackcomb, the development of mountain resort properties. In the past ten fiscal years, the Company has developed and sold approximately $1.7 billion of real estate, including non-resort real estate. In 1994 the Company determined that it would no longer develop urban real estate and that it would sell its non-resort assets in order to concentrate on its resort operations and resort development activities. Intrawest's real estate expertise is a key operating strength which differentiates the Company from its mountain resort competitors. The Company has expertise in all aspects of real estate development, including master planning, project design, construction, sales and marketing, and property management.

      The following table summarizes certain key statistics relating to each of the Company's resort real estate holdings.

                                                                      AS AT JUNE 30, 2002
                             DATE       --------------------------------------------------------------------------------
                         CONSTRUCTION                               RESIDENTIAL                              COMMERCIAL
                          COMMENCED/                  RESIDENTIAL   UNITS HELD    COMMERCIAL   COMMERCIAL    SPACE HELD
                         IS EXPECTED    RESIDENTIAL   UNITS UNDER   FOR FUTURE      SPACE      SPACE UNDER   FOR FUTURE
RESORT                   TO COMMENCE    UNITS SOLD    DEVELOPMENT   DEVELOPMENT   COMPLETED    DEVELOPMENT   DEVELOPMENT
------                   ------------   -----------   -----------   -----------   ----------   -----------   -----------
                                                                                   (SQ FT)       (SQ FT)       (SQ FT)
Whistler
  Blackcomb(1).........      1987          3,063           428           330       109,000        69,000         37,000
Tremblant..............      1992          1,994            70         2,742       154,000            --         89,000
Keystone(2)............      1995            928           115         1,511        95,000            --         94,000
Panorama...............      1995            387            61         1,068        22,000            --         10,000
Stratton...............      1997            270            20           849            --            --         30,000
Snowshoe...............      1997            284            98           923        35,000         3,000         50,000
Mammoth................      1998            343           209         2,137         4,000        62,000         41,000
Copper.................      1998            454            59           526        77,000        10,000         27,000
Sandestin..............      1999            661           304         1,393        19,000        96,000         24,000
Solitude(3)............      1999            120            50            64         9,000            --          3,000
Three Peaks(4).........      2000            180            70            75            --            --             --
Blue Mountain..........      2000            326           104         1,555        18,000        17,000         85,000
Squaw Valley...........      2000            137           153           285        32,000        35,000         56,000
Mountain Creek.........      2001             39            66           649            --            --        169,000
Lake Las Vegas.........      2001             --           115           683            --        60,000         88,000
Les Arcs...............      2002             --           102           621            --         7,000         55,000
Snowmass...............      2003             --            --           630            --            --        151,000
                                           -----         -----        ------       -------       -------      ---------
                                           9,186         2,024(5)     16,041(5)    574,000       359,000(5)   1,009,000(5)
                                           =====         =====        ======       =======       =======      =========

---------------

(1) The Company has a 77% interest in both Whistler Mountain Resort Limited Partnership and in Blackcomb Skiing Enterprises Limited Partnership. The information on Whistler Blackcomb in this table reflects 100% of the partnerships' land holdings.
(2) The Company has a 50% interest in a joint venture that owns and is developing the land at Keystone (certain projects are at 55% and 60%). The information on Keystone in this table reflects 100% of the joint venture's land holdings.
(3) The Company entered into an option agreement with Solitude Ski Corporation in September 1998 pursuant to which the Company has the right to acquire land at the base of Solitude Mountain.
(4) The Company has a 50% interest in a joint venture that owns and is developing the land at Three Peaks. The information on Three Peaks in this table reflects 100% of the joint venture's land holdings.
(5) The Company's pipeline of real estate projects comprises residential units and commercial space under development and held for future development which aggregate 19,433 units.

  THE DEVELOPMENT PROCESS

      Intrawest's approach to real estate development encompasses (i) land acquisition, (ii) resort master planning, (iii) project development and construction, (iv) marketing and sales and (v) commercial development and leasing. The Company carefully manages the number and mix of new projects brought to the market each year to maximize its returns and support real estate values. In addition, control over all development activities allows the Company to more closely align its real estate strategies with resort operations.

      LAND ACQUISITION. The same factors which drive resort visits, such as accessibility, four-season attractions and amenities, and proximity to major markets, also enhance real estate values. When Intrawest investigates potential resort acquisitions, the potential for real estate development is one of the primary considerations.

      Intrawest believes that it has a conservative approach to the acquisition of land. The Company typically acquires its land at low cost in conjunction with the purchase of the resorts or through joint ventures or other arrangements which typically provide that land payments are due only when units are sold. The extensive land holdings at Tremblant, Panorama, Stratton, Snowshoe, Copper and Mountain Creek were acquired at low cost in conjunction with the acquisition of these resorts. At Blackcomb, the Company has options which it may exercise for specific project sites when permits are in place and construction is set to commence. Intrawest secured its land holdings at Keystone by forming a joint venture with the land owner under which land is only paid for as completed units are sold. At Whistler, the price of the acquired land is deferred until certain real estate development rights are employed or disposed of, subject to minimum annual payments of Cdn.$3.0 million. At Squaw Valley, the land which Intrawest has the right to acquire is currently used by the resort owner for visitor parking and, as consideration for the land, the Company must provide replacement parking stalls for those displaced by the development.

      RESORT MASTER PLANNING. The starting point of the Company's development program at a resort is the "envisioning process," under which consultants and members of Intrawest's management plan future developments by envisioning how an entire resort will appeal to visitors. The envisioning process includes consideration of issues such as the historical significance and unique features of the site, the desired architectural character of the resort, the ambience of the resort, and the amenities and features that will animate the resort. The end product of this process is a vision statement which, throughout the build-out of a resort, serves as a guide to the development of the resort. The highlights of the vision statement are incorporated into a short multi-media presentation which employs evocative photography, words and music to communicate the vision to large audiences, including various levels of government, partners and associates, the financial community, the media, environmental groups and the general public. The envisioning process was used to create the French Canadian village theme for Tremblant and the Colorado Rockies theme for Keystone.

      After the envisioning process is complete, the next stage is to achieve the necessary zoning to allow for the implementation of the master plan, involving close liaison with municipal approval agencies and multiple public hearings.

      PROJECT DEVELOPMENT AND CONSTRUCTION. After the overall master plan has been designed and the zoning has been approved, the next stage in the development program is to build the necessary infrastructure for the resort, such as roads, water, and sewer and utility services, and to create individual real estate projects. Each of the Company's real estate projects is assigned to a development manager who is responsible for all aspects of the development cycle from project conception to ultimate sell-out. The development managers are based at the resort and report to a local vice president who is responsible for all the real estate projects at the resort and who reports to a senior vice president who oversees the development program at multiple resorts.

      The development managers are supported by a team of design, construction, finance and sales staff at the resort with the assistance of similar staff members at head office and local consultants. The

Company exploits its successful track record through the transfer of "project templates" to new developments, subject to modified designs to reflect the resort master plan and any local market requirements. This practice helps to control costs and reduce construction risk. The Company also concentrates on woodframe developments which have a short construction timetable. In addition, the Company does not normally construct its own projects but rather engages general contractors under fixed-price contracts which transfer most of the risk of construction overruns to the contractor. The Company arranges construction financing for both infrastructure work and projects, generally to cover approximately 75% of total costs, primarily through established revolving credit facilities.

      MARKETING AND SALES. Market research is an important part of the Company's development process. Projects are tailored to the needs of prospective customers by price range, type (condominium-hotel, townhome and single-family residences) and location (with ski-in, ski-out access, on the golf course or in the woodlands). With a diversified product line, Intrawest is able to respond to changing market conditions within an individual resort and to maximize the value of each product type.

      The Company employs its own sales personnel to sell its projects on a commission basis. The resorts are supported by marketing and sales personnel at Intrawest's head office and by external consultants. Marketing and sales costs for an individual project are generally in the range of 4% to 7% of total project costs. Real estate marketing also benefits resort operations since it exposes the resort to potential visitors and skiers.

      Intrawest generally follows a policy of pre-selling a significant portion of its real estate projects prior to and during construction in order to mitigate its risk of unsold completed inventory. The Company markets its properties to the resort's most loyal customers through a sophisticated database marketing strategy and the use of a "national launch team" working across the Company's major markets. This approach has been applied to large condominium-hotel projects such as Four Seasons at Whistler and Hameau du Glacier at Les Arcs. Since fiscal 1996 the Company has pre-sold on average approximately 85% of its units prior to the completion of construction.

      COMMERCIAL DEVELOPMENT AND LEASING. Many of Intrawest's real estate projects, particularly in its resort villages, comprise residential units constructed on top of ground floor retail space. The Company occupies some of the retail space for its own stores, restaurants and bars and it also leases space to third-party operators. The mix of tenants and the quality of their finished stores are closely managed by the Company so as to maintain the ambience of the resort. In order to attract top-quality retail operators the Company seeks to ensure that their stores and restaurants have access to visitors throughout the year. By providing summer- and shoulder-season activities and amenities such as summer outdoor recreational activities and cultural programs, the Company is able to improve year-round utilization of facilities.

      As at June 30, 2002, Intrawest had developed approximately 574,000 square feet of commercial space at its resort real estate holdings. The Company manages or owns certain commercial space at its resorts that is occupied by third-party operators and receives rental revenue, which in fiscal 2002 amounted to approximately $8.0 million.

      The Company is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Fairmont Hotels & Resorts.

  REAL ESTATE PROPERTIES

      Set out below is a brief overview of the Company's land holdings followed by a listing of projects recently completed or under active development.

      WHISTLER BLACKCOMB. Since 1986 the Company has exercised options on and developed the majority of its land holdings at the base of Blackcomb. There are approximately 360 residential units and 65,000 square feet of commercial space remaining at the base of Blackcomb being developed or planned for development. The Company owns a 44-acre site at the Creekside base of Whistler on which it is developing, or has land planned for the development of, approximately 140 residential units and 39,000 square feet of commercial space. In addition, the Company is developing, or has land planned for the development of, approximately 260 residential units and 5,000 square feet of commercial space at other sites in Whistler. The Company expects that the development of these lands will take place over a period of five to eight years.

      TREMBLANT. Intrawest's construction of a French Canadian resort village at Tremblant is substantially complete. The village core, the hotel Chateau Mont Tremblant, Le Geant and Le Diable golf courses, and on-mountain improvements are substantially constructed and the bulk of the infrastructure is in place to support the development of the remaining real estate at the resort. The Company is developing, or has land planned for the development of, approximately 2,800 residential units and 89,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

      KEYSTONE. In 1993 Intrawest entered into a joint venture to develop the real estate at Keystone. The joint venture is developing River Run, a pedestrian village at the base of the mountain and five additional residential neighbourhoods. The Company is developing, or plans to develop, approximately 1,600 residential units and 94,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

      PANORAMA. Intrawest owns approximately 400 acres of developable land at Panorama in the resort village and adjacent to the Greywolf Golf Course. The Company is developing, or has land planned for the development of, approximately 1,100 residential units and 10,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

      STRATTON. The Company is developing, or has land planned for the development of, approximately 800 residential units and 30,000 square feet of commercial space. The bulk of the development will expand the existing village at the base of Stratton Mountain. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

      SNOWSHOE. With its acquisition of Snowshoe, the Company acquired approximately 200 acres of land which may be developed to support the existing village. The Company is developing, or has land planned for the development of, approximately 1,000 residential units and 53,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

      MAMMOTH. The Company is developing a new village at the base of Mammoth Mountain which is planned for the development of approximately 600 residential units and 103,000 square feet of commercial space. The Company also is developing, or has land available for the development of, approximately 30 ski-in, ski-out units, 900 residential units on the Sierra Star Golf Course, and 800 residential units on June Mountain. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

      COPPER. The Company owns three major parcels of land at Copper. The Village Center parcel is located at the main access point to Copper and the Company is developing, or has land planned for the development of, approximately 400 residential units and 37,000 square feet of commercial space on this site. The Company is developing, or has land planned for the development of, approximately 75 units on remaining parcels which will either have ski-in, ski-out access or are adjacent to the Copper Creek Golf Course. The Company expects that the development of these lands will take place over a period of eight to ten years.

      SANDESTIN. The Company is developing, or has land planned for the development of, approximately 1,700 residential units and 120,000 square feet of commercial space. Approximately 500 of these residential units will form part of the new Baytowne Village at Sandestin. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

      SOLITUDE. Through an option with the owner of Solitude Ski Resort, the Company is developing, or plans to develop, approximately 100 residential units and 3,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of three to five years.

      THREE PEAKS. Through a joint venture, the Company is developing, or has land planned for the development of, approximately 150 residential units which surround an 18-hole golf course owned by the Company in Silverthorne, Colorado. The Company expects that the development of these lands will take place over a period of five to seven years.

      BLUE MOUNTAIN. Through an agreement with Blue Mountain Resorts, the Company is developing, or plans to develop, approximately 1,100 residential units and 102,000 square feet of commercial space. The Company is developing, or has land planned for the development of, approximately 500 residential units surrounding the Monterra Golf Course. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

      SQUAW VALLEY. Through an option with the owner of Squaw Valley Ski Area, the Company is developing, or plans to develop, approximately 400 residential units and 91,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of eight to ten years.

      MOUNTAIN CREEK. With its acquisition of Mountain Creek, the Company acquired approximately 390 acres. The Company has land planned for the development of approximately 700 residential units and 169,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

      LAKE LAS VEGAS. Through an option with the owners of Lake Las Vegas Resort, the Company has plans to develop approximately 800 residential units and 148,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of eight to ten years.

      LES ARCS. Through an option with the owners of Les Arcs in France, the Company has plans to develop approximately 700 residential units and 62,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of six to eight years. Les Arcs is owned by Compagnie des Alpes ("CDA"), a French public company which is the world's largest ski operator in terms of skier visits. The Company holds a 7% equity interest in CDA.

      SNOWMASS. Through an option with the owners of Snowmass in Colorado, the Company has plans to develop approximately 600 residential units and 151,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of eight to ten years.

            PROJECTS RECENTLY COMPLETED OR UNDER ACTIVE DEVELOPMENT

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT AUGUST 15, 2002
------------               ---------   ------   -------------------------
WHISTLER BLACKCOMB
First Tracks                  77%        84     Condominium-hotel units for
                                                sale; construction started May
                                                2001 with scheduled completion
                                                October 2002; fully pre-sold.
Four Seasons                  77%       242     Condominium-hotel units for
                                                sale; construction started
                                                March 2002 with scheduled
                                                completion March 2004; fully
                                                pre-sold.
The Glades                    77%        33     Townhomes for sale;
                                                construction started March
                                                2002 with scheduled completion
                                                March 2003; fully pre-sold.
Bear Ridge                    77%        60     Townhomes for sale;
                                                construction of Phase I (40
                                                units) started March 2002 with
                                                scheduled completion March
                                                2003; fully pre-sold.
                                                Construction of Phase II (20
                                                units) started March 2002 with
                                                scheduled completion December
                                                2003; fully pre-sold.
At Nature's Door              77%        22     Fractional units for sale;
                                                construction of Phase I (4
                                                units) started May 2002 with
                                                scheduled completion August
                                                2003; fully pre-sold.
                                                Construction of Phase II (4
                                                units) started May 2002 with
                                                scheduled completion September
                                                2003; 3 units pre-sold.
                                                Construction of Phase III (14
                                                units) started May 2002 with
                                                scheduled completion December
                                                2003.
Legends                       77%       121     Quarter-share units for sale;
                                                construction of Phase I (77
                                                units) completed March 2001;
                                                306 of 308 quarters sold.
                                                Construction of Phase II (44
                                                units) completed November
                                                2001; 175 of 176 quarters
                                                sold.

TREMBLANT
Les Manoirs                  100%       140     Townhomes for sale;
                                                construction completed October
                                                2001; 139 units sold.

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT AUGUST 15, 2002
------------               ---------   ------   -------------------------
Le Sommet des Neiges         100%       116     Quarter-share units for sale;
                                                construction of Phase I (67
                                                units) completed October 2001;
                                                230 of 268 quarters sold.
                                                Construction of Phase II (49
                                                units) completed May 2002; 134
                                                of 196 quarters sold.
Tremblant Les Eaux           100%        75     Townhomes for sale;
                                                construction of Phase I (25
                                                units) started October 2001
                                                with scheduled completion
                                                October 2002; 13 units
                                                pre-sold. Construction of
                                                Phase II (50 units) to begin
                                                fall 2002 with scheduled
                                                completion fall 2003.
Le Bondurant                 100%        15     Townhomes for sale;
                                                construction started June 2002
                                                with scheduled completion May
                                                2003; 7 units pre-sold.
Altitude                     100%        44     Townhomes for sale;
                                                construction started July 2002
                                                with scheduled completion June
                                                2003; 31 units pre-sold.

KEYSTONE
Buffalo Lodge & The           55%       157     Condominium-hotel units for
Dakota                                          sale; construction completed
                                                September 1998; 154 units
                                                sold.
Expedition Station            60%        92     Condominium-hotel units for
                                                sale; construction completed
                                                August 1999; 87 units sold.
Elk Run Lots                  50%        81     Single-family lots for sale;
                                                construction completed
                                                September 1999; 77 lots sold.
Elk Run Villas                60%        10     Townhomes for sale;
                                                construction completed April
                                                2000; 7 units sold.
Red Hawk Lodge                60%       100     Condominium-hotel units for
                                                sale; construction completed
                                                June 2000; 88 units sold.
Lone Eagle                    60%        51     Condominium-hotel units for
                                                sale; construction completed
                                                May 2001; 50 units sold.

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT AUGUST 15, 2002
------------               ---------   ------   -------------------------
The Springs at River Run      60%        94     Condominium-hotel units for
                                                sale; construction completed
                                                August 2001; 58 units sold.
Settler's Creek               60%        42     Townhomes for sale;
Townhomes                                       construction completed
                                                November 2001; 29 units sold.
The Seasons                   60%        32     Townhomes for sale;
                                                construction started April
                                                2002 with scheduled completion
                                                January 2003; 21 units
                                                pre-sold.
Red Hawk Townhomes 6          60%         6     Townhomes for sale;
                                                construction started April
                                                2002 with scheduled completion
                                                February 2003; 5 units
                                                pre-sold.
SUN PEAKS
Fireside Lodge               100%        72     Condominium-hotel units for
                                                sale; construction completed
                                                April 1998; 63 units sold.

PANORAMA
Wolf Lake                    100%        16     Townhomes for sale;
                                                construction completed June
                                                2002; 13 units sold.
1000 Peaks Lodge             100%        35     Condominium-hotel units for
                                                sale; construction started
                                                April 2002 with scheduled
                                                completion March 2003; 28
                                                units pre-sold.
Aurora Townhomes             100%        20     Townhomes for sale;
                                                construction started March
                                                2002 with scheduled completion
                                                January 2003; 14 units
                                                pre-sold.
Wildwood                     100%        18     Single-family lots for sale;
                                                construction to begin summer
                                                2002 with scheduled completion
                                                fall 2002; 15 lots pre-sold.

STRATTON
Solstice                     100%        80     Townhomes for sale;
                                                construction of Phase I (40
                                                units) completed June 2001; 38
                                                units sold. Construction of
                                                Phase IIa (20 units) completed
                                                June 2002; fully sold.
                                                Construction of Phase IIb (20
                                                units) started April 2001 with
                                                scheduled completion September
                                                2002; fully pre-sold.

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT AUGUST 15, 2002
------------               ---------   ------   -------------------------

SNOWSHOE
Allegheny Springs            100%       146     Condominium-hotel units for
                                                sale; construction of Phase I
                                                (63 units) completed June
                                                2002; 60 units sold.
                                                Construction of Phase II (83
                                                units) started May 2002 with
                                                scheduled completion December
                                                2002; 59 units pre-sold.
Highland House               100%        78     Condominium-hotel units for
                                                sale; construction completed
                                                May 2000; 74 units sold.
Camp 4 Phase 2               100%        12     Townhomes for sale;
                                                construction to begin summer
                                                2002 with scheduled completion
                                                spring 2003; 7 units pre-sold.

MAMMOTH
The Timbers                  100%        28     Townhomes for sale;
                                                construction completed June
                                                2001; 27 units sold.
Mammoth Green                100%        46     Townhomes for sale;
                                                construction completed
                                                September 2001; 35 units sold.
Crooked Pines Lots           100%        10     Single-family lots for sale;
                                                construction started May 2002
                                                with scheduled completion
                                                October 2002; 9 lots pre-sold.
Eagle Run                    100%        36     Townhomes for sale;
                                                construction completed May
                                                2002; 31 units sold.
The Village                  100%       166     Condominium-hotel units for
                                                sale; construction started
                                                September 2001 with scheduled
                                                completion May 2003; 112 units
                                                pre-sold.

COPPER
The Village at Copper        100%       228     Condominium-hotel units for
                                                sale; construction completed
                                                December 2000; 225 units sold.
Union Creek                  100%        16     Townhomes for sale;
                                                construction completed January
                                                2002; 15 units sold.

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT AUGUST 15, 2002
------------               ---------   ------   -------------------------
Passage Point                100%       134     Condominium-hotel units for
                                                sale; construction completed
                                                August 2001; 89 units sold.
Lewis Ranch -- Single        100%        27     Single-family lots for sale;
Family Lots                                     construction started June 2001
                                                with scheduled completion
                                                October 2002; 18 lots
                                                pre-sold.

SANDESTIN
Baytowne Village -- Le       100%        25     Townhomes for sale;
Jardin                                          construction completed June
                                                2002; 20 units sold.
Baytowne Village --          100%       196     Condominium-hotel units for
Gateway                                         sale; construction completed
                                                June 2002; 184 units sold.
Baytowne Village --          100%         9     Loft units; construction
Lofts                                           started April 2001 with
                                                scheduled completion November
                                                2002.
Grand Sandestin              100%       168     Condominium-hotel units for
                                                sale; construction started
                                                June 2001 with scheduled
                                                completion May 2003; 151 units
                                                pre-sold.
The Preserve at Burnt        100%        60     Single-family lots for sale;
Pine                                            construction of Phase I (40
                                                units) completed June 2001; 33
                                                lots sold. Construction of
                                                Phase II (20 units) completed
                                                March 2002; 5 lots sold.
Baytowne Avenue North        100%        12     Single-family lots for sale;
                                                construction of Phase I (4
                                                units) completed February
                                                2002; 1 lot sold. Construction
                                                of Phase II (8 units)
                                                completed May 2001; 7 lots
                                                sold.
Lasata                       100%        98     Condominium-hotel units for
                                                sale; construction to begin
                                                summer 2002 with scheduled
                                                completion summer 2004; 96
                                                units pre-sold.
One Beach Club Drive          50%       102     Condominium-hotel units for
                                                sale; construction started
                                                March 2001 with scheduled
                                                completion October 2002; 70
                                                units pre-sold.
Driftwood Estates (BF)       100%        10     Single-family lots for sale;
                                                construction completed June
                                                2001; 9 lots sold.

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT AUGUST 15, 2002
------------               ---------   ------   -------------------------

SOLITUDE
Eagle Springs East           100%        47     Condominium-hotel units for
                                                sale; construction completed
                                                June 2001; 37 units sold.
Eagle Springs West           100%        46     Condominium-hotel units for
                                                sale; construction started
                                                June 2002 with scheduled
                                                completion Summer 2003; 26
                                                units pre-sold.

THREE PEAKS
Estate Lots                   50%       250     Single-family lots for sale;
                                                construction of Phase I (102
                                                units) completed September
                                                2000; 101 lots sold.
                                                Construction of Phase II (63
                                                units) completed January 2001;
                                                fully sold. Construction of
                                                Phase III (85 units) completed
                                                June 2002; 17 lots sold.

BLUE MOUNTAIN
Snowbridge Multis East       100%        12     Townhomes for sale;
                                                construction completed May
                                                2002; 6 units sold.
Grand Georgian               100%       187     Condominium-hotel units for
                                                sale; construction completed
                                                November 2001; 179 units sold.
Weider Lodge                 100%        91     Condominium-hotel units for
                                                sale; construction completed
                                                June 2002; 85 units sold.
Seasons at Blue              100%        83     Condominium-hotel units for
                                                sale; construction started May
                                                2002 with scheduled completion
                                                May 2003; 47 units pre-sold.
Rivergrass                   100%        28     Townhomes for sale;
                                                construction started July 2002
                                                with scheduled completion
                                                April 2003; 7 units pre-sold.

SQUAW VALLEY
First Ascent                 100%       139     Condominium-hotel units for
                                                sale; construction completed
                                                June 2002; 136 units sold.

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT AUGUST 15, 2002
------------               ---------   ------   -------------------------
22 Station                   100%       151     Condominium-hotel units for
                                                sale; construction started May
                                                2001 with scheduled completion
                                                July 2003; 112 units pre-sold.

MOUNTAIN CREEK
Whitetail Townhomes          100%        70     Townhomes for sale;
                                                construction started April
                                                2001 with scheduled completion
                                                November 2003; 41 units
                                                pre-sold.
Laurels                      100%        35     Townhomes for sale;
                                                construction started July 2001
                                                with scheduled completion
                                                November 2003; 9 units
                                                pre-sold.

LAKE LAS VEGAS
Viera                        100%       177     Condominium-hotel units for
                                                sale; construction of Phase I
                                                (115 units) started January
                                                2002 with scheduled completion
                                                April 2003; 73 units pre-sold.
                                                Construction of Phase II (62
                                                units) started June 2002 with
                                                scheduled completion April
                                                2003; 32 units pre-sold.

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT AUGUST 15, 2002
------------               ---------   ------   -------------------------

LES ARCS
Hameau du Glacier            100%       102     Condominium-hotel units for
                                                sale; construction started May
                                                2002 with scheduled completion
                                                June 2003; 99 units pre-sold.
Refuge du Montagnard         100%        77     Condominium-hotel units for
                                                sale; construction started
                                                July 2002 with scheduled
                                                completion December 2003;
                                                fully pre-sold.

  RESORT CLUB

      In 1993 Intrawest entered the vacation ownership business through its wholly owned subsidiary, Intrawest Resort Ownership Corporation ("IROC"). Vacation ownership is a segment of timeshare, a fast-growing sector of the leisure industry. IROC differs from traditional timeshare companies in that it offers equity ownership in a club through an innovative point-based membership system. Members of the Resort Club have the flexibility to vacation in various club locations or at more than 3,700 resorts through membership in ExtraOrdinary Escapes, IROC's owned and operated Exchange Company. Members can enjoy seven-night Vacation Exchanges with Resort Condominiums International ("RCI"). The flexibility of the point-based system, combined with a focus on a quality resort experience, is designed to meet the changing vacation needs of the rapidly growing baby boomer and mature markets. According to information compiled by the American Resort Development Association, the prime market for timeshare is customers in the 40 to 55 year age range who are reaching the peak of their earning power and are rapidly gaining more leisure time. The Company believes it is well positioned to take advantage of these demographic trends because of the quality of its resorts and locations, the flexibility of its point-based system, and its high-quality exchange program.

      The number of timeshare resorts throughout the world increased from 631 in 1981 to over 5,300 at the end of 1999 with a total of 6 million owners worldwide. From 1987 timeshare sales grew by approximately 15% per year, reaching approximately $6.7 billion in total worldwide sales in 1999. A significant part of this success is attributable to the growth of timeshare exchanges which have increased owner flexibility. Exchange companies, such as RCI, allow timeshare owners to turn the fixed asset of a particular week at a particular location into a tradeable commodity. Of the more than 5,300 worldwide timeshare resorts, approximately 95% are affiliated with an exchange company, with such companies arranging approximately 80% of the timeshare vacations taken worldwide each year. The Company believes that one of the most significant factors contributing to the current success of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies, such as The Walt Disney Company, Marriott Hotels & Resorts, Hyatt Corporation, Four Seasons Hotels & Resorts and Inter-Continental Hotels and Resorts.

      After constructing a club location, IROC transfers ownership of the vacation units, free and clear of all encumbrances, to a trustee for Club Intrawest ("Resort Club"), a non-profit, non-stock corporation. In return, IROC receives the right to sell points (vacation time) to the general public in the Resort Club accommodation. Each individual purchasing points becomes a Member in the Resort Club with the entitlement to stay at any Resort Club location or at international resorts through an affiliation with one of the major exchange agencies. In addition, the Company has a direct exchange agreement with Disney Vacation Club which allows members of that club and the Resort Club to enjoy exchange privileges. Each accommodation type at each Resort Club location is assigned a point value for each day of the year. The point value assigned to each day depends on the day of the week and season, with higher demand times carrying a higher point value. The selling price per point is exclusively controlled by IROC depending upon market conditions.

      A Member of the Resort Club receives an annual allotment of points in perpetuity. The points can be utilized in different denominations to vary the time of year, length of stay, location of vacation and the type of accommodation used, all subject to availability. Except in the first year of ownership, unused points may be carried forward (banked) for one year or points may be borrowed from the next year to complete a vacation reservation. Points may be sold, transferred or bequeathed, subject to IROC's right of first refusal to purchase such points.

      To date, the first three phases of the Resort Club locations at Whistler (British Columbia) and Tremblant (Quebec), comprising 122 and 54 units, respectively, have been completed. In addition, the Resort Club has added units in Panorama, British Columbia (21 units), Kauai, Hawaii (10 units), Palm Desert, California (66 units), Vancouver, British Columbia (29 units) and Sandestin, Florida (59 units). The quality and service levels of the Company's Resort Club locations have placed the Resort Club in RCI's highest-rated group of worldwide destination resorts. IROC is entitled to sell approximately

6 million points in all phases of its projects when they are fully built. Future locations include Blue Mountain in Ontario (100 units), Stowe, Vermont (24 units) and Zihuatanejo, Mexico (75 units). Through June 30, 2002, approximately
1.9 million points have been sold to over 11,000 Members for approximately $174 million.

      Valuable synergies exist between the Resort Club and other Intrawest operations. Vacation ownership facilities typically have the highest occupancy rates of any type of resort accommodation, which translates into increases in other revenue sources for Intrawest resorts including lift tickets, food and beverage, retail and golf. Significant cross-marketing opportunities also exist, primarily through the sharing of database marketing systems.

COMPETITION

      The industries in which the Company operates are highly competitive. The Company competes with mountain resort areas in the United States, Canada and Europe for destination visitors and with numerous mountain resorts in each of the areas in which it operates for day visitors. The Company also competes with other worldwide recreation resorts, including warm-weather resorts, for vacation guests. The Company's major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and the major ski areas in the Canadian Rockies. In addition, while the Company's skier visits have generally increased over the past several years, the numbers of active skiers and annual skier visits in North America have not changed significantly since 1985. The competitive position of the Company's resorts is dependent upon many diverse factors such as proximity to population centres, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, quality of golf facilities, the number, quality and price of related services and lodging facilities, and the reputation of the resorts.

LEGAL AND REGULATORY MATTERS

      The Company currently and from time to time is involved in litigation in the ordinary course of its business. The Company does not believe that it is involved in any litigation that will, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations or cash flows.

      Many of the Company's resorts are subject to suits with respect to personal injury claims related principally to skiing activities at each resort. The Company maintains liability insurance that it considers adequate to insure claims related to usual and customary risks associated with the operation of a ski resort.

      There are no financially material environmental protection requirements in connection with Intrawest's resort operations.

                               NON-RESORT ASSETS

OVERVIEW

      In 1994 the Company determined that it would concentrate its business on its resort ownership and resort real estate development activities and would dispose of its non-resort assets. Since that time, the Company has disposed of the majority of the non-resort assets. At a meeting of shareholders of the Company held in March 1997, the shareholders approved a share capital reorganization designed to separate the non-resort assets from the rest of the Company's business. Under the share capital reorganization, each existing Common Share was exchanged, on March 14, 1997, for one new Common Share and one NRP Share. The new Common Shares have the same attributes as the Common Shares which existed prior to the share capital reorganization and the NRP Shares represented the net equity of the non-resort assets as at December 31, 1996 (that is, the value of these assets less the liabilities of the non-resort related business operations of the Company). The book value of the net equity of the non-resort assets as at December 31, 1996 was Cdn.$88.5 million or Cdn.$3.82 per NRP Share.

      The Company is working to sell the remaining non-resort assets in order to redeem all the outstanding NRP Shares prior to the end of December 2002. Any gains or losses generated by the disposition of non-resort assets will be for the account of the NRP Shares only and will not affect the computation of earnings per Common Share.

      In November 1999 the Company's shareholders passed resolutions to reduce the redemption price of the NRP Shares from Cdn.$3.82 to Cdn.$2.65 per share and to permit the Company to purchase NRP Shares. During fiscal 2002 the Company used Cdn.$0.6 million to purchase 350,500 NRP Shares under the Company's normal course issuer bid at an average cost of Cdn.$1.59.

      The following redemptions have been made to date.

                                                    NUMBER OF NRP
                                                       SHARES       APPROXIMATE   REDEMPTION AMOUNT
DATE OF REDEMPTION                                    REDEEMED      PERCENTAGE      PER NRP SHARE
------------------                                  -------------   -----------   -----------------
                                                                        (%)             CDN.$
September 30, 1997................................    2,360,000         10              3.82
September 30, 1998................................    5,460,000         25              3.82
September 30, 1999................................    3,350,000         20              3.82
January 1, 2000...................................    4,020,000         30              2.65
April 1, 2000.....................................    1,876,000         20              2.65
October 1, 2000...................................    1,200,000         15              2.65
April 1, 2001.....................................      970,000         15              2.65

NON-RESORT PROPERTIES

      Set out below is a brief description of each of the Company's remaining non-resort properties.

      AIRCARE, GREATER VANCOUVER, BRITISH COLUMBIA. The Company holds a 50% interest in a partnership which owns 11 vehicle emission testing stations located in 9 Greater Vancouver municipalities. The partnership leases the testing stations to an operator which has a contract with the Greater Vancouver Regional District to provide vehicle emission tests. The contract, which expires on September 1, 2006, provides for annual rental payments to the partnership of Cdn.$2.7 million. At June 30, 2002, the book value of the Company's interest in the property and the related debt were Cdn.$6.6 million and Cdn.$4.4 million, respectively.

      GATEWAY, SURREY, BRITISH COLUMBIA. The Company holds a 50% interest in this property which comprises 4.5 acres of vacant land adjacent to the Gateway SkyTrain rapid transit station. The land, which is zoned for commercial purposes, can accommodate approximately 975,000 square feet of office development. The office leasing market in Surrey has slowed in the past few years with an increase in vacancy rates and a reduction in new development activity. In addition, the large size of the site limits the number of potential purchasers. As a result, at June 30, 2002, the book value of Company's interest in the property was Cdn.$2.9 million. There is no debt against this property.

NON-RESORT LIABILITIES

      At June 30, 2001, the non-resort liabilities totaled Cdn.$4.6 million, Cdn.$4.4 million of which related to the AirCare property.

                                   EMPLOYEES

      The Company has approximately 5,900 year-round employees and 14,700 additional peak-season employees. Approximately 200 of Tremblant's year-round employees and over 90% of their additional peak-season employees are members of the union Le Syndicat Des Travailleurs(euses) de La Station du Mont Tremblant. The current contract with the union expires on October 31, 2005. None of the employees in Intrawest's other resorts are members of a union. The Company believes that its employee relations are good.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis" and the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

THREE-YEAR SUMMARY
(in millions of dollars except per share amounts)

                                                                           JUNE 30
                                                               --------------------------------
                                                                 2002        2001        2000
                                                               --------    --------    --------
BALANCE SHEET
  Total assets.............................................    $2,167.0    $1,956.3    $1,717.4
  Bank and other indebtedness..............................     1,055.9     1,010.0       833.2
  Shareholders' equity.....................................       677.3       568.4       511.3

                                                                     YEARS ENDED JUNE 30
                                                               --------------------------------
                                                                 2002        2001        2000
                                                               --------    --------    --------
REVENUE AND EARNINGS
  Total revenue............................................    $  986.0    $  922.8    $  810.5
  Funds from continuing operations.........................       128.6       126.9       116.7
  Income from continuing operations........................        58.6        63.5        52.1
  Results of discontinued operations.......................        (0.1)       (2.9)       (0.1)
  Net income...............................................        58.5        60.6        52.0
PER COMMON SHARE
  Income from continuing operations
     Basic.................................................    $   1.33    $   1.45    $   1.20
     Diluted...............................................        1.31        1.43        1.20
  Net income
     Basic.................................................        1.33        1.45        1.20
     Diluted...............................................        1.31        1.43        1.20
  Dividends................................................        0.11        0.11        0.11

SEGMENTED INFORMATION
(in thousands of dollars)

                                                                  YEARS ENDED JUNE 30
                                                                ------------------------
                                                                   2002          2001
                                                                ----------    ----------
INDUSTRY SEGMENTS
Revenue
  Mountain resort...........................................    $  424,835    $  433,126
  Warm-weather resort.......................................        60,307        59,076
  Real estate...............................................       495,813       424,271
  Corporate and all other...................................         5,016         6,337
                                                                ----------    ----------
                                                                $  985,971    $  922,810
                                                                ==========    ==========

                                                                  YEARS ENDED JUNE 30
                                                                ------------------------
                                                                   2002          2001
                                                                ----------    ----------
Operating income
  Mountain resort...........................................    $   98,935    $  100,511
  Warm-weather resort.......................................         8,406         7,827
  Real estate...............................................        88,150        80,989
  Corporate and all other...................................         5,016         6,337
                                                                ----------    ----------
                                                                   200,507       195,664
Less:
  Interest..................................................       (43,072)      (44,490)
  Depreciation and amortization.............................       (65,434)      (57,934)
  General and administrative................................       (12,175)       (9,793)
                                                                ----------    ----------
                                                                  (120,681)     (112,217)
                                                                ----------    ----------
                                                                $   79,826    $   83,447
                                                                ==========    ==========
Segment assets
  Mountain resort...........................................    $  912,642    $  886,297
  Warm-weather..............................................       151,924       143,343
  Real estate...............................................     1,032,296       868,655
  Corporate and all other...................................        60,720        46,895
  Discontinued operations...................................         9,335        11,122
                                                                ----------    ----------
                                                                $2,166,917    $1,956,312
                                                                ==========    ==========
Capital expenditures
  Mountain resort...........................................    $   81,658    $   85,597
  Warm-weather resort.......................................         9,832         8,389
  Corporate and all other...................................        10,237        15,414
                                                                ----------    ----------
                                                                $  101,727    $  109,400
                                                                ==========    ==========
GEOGRAPHIC INFORMATION
Revenue
  Canada....................................................    $  424,764    $  375,569
  United States.............................................       561,207       547,241
                                                                ----------    ----------
                                                                $  985,971    $  922,810
                                                                ==========    ==========
Operating profit
  Canada....................................................    $  121,707    $  100,433
  United States.............................................        78,800        95,231
                                                                ----------    ----------
                                                                $  200,507    $  195,664
                                                                ==========    ==========
Identifiable assets
  Canada....................................................    $  753,885    $  708,438
  United States.............................................     1,403,697     1,236,752
  Discontinued operations...................................         9,335        11,122
                                                                ----------    ----------
                                                                $2,166,917    $1,956,312
                                                                ==========    ==========

DIVIDEND POLICY

      Since 1991 the Company has paid regular, semi-annual dividends of Cdn.$0.08 per Common Share to its shareholders. Future dividends will be paid at the discretion of the Company's board of directors and will be subject to the Company's earnings, financial condition, capital requirements and such other factors as are deemed relevant by the Company's board of directors.

      The indentures governing the Company's U.S. notes impose certain limitations on the declaration or payment of cash dividends and other distributions on the Common Shares of the Company, including provisions which, subject to certain adjustments and exceptions, restrict the amount of such dividends or distributions to an amount, calculated on a cumulative basis, to be not greater than the sum of, among other items, net cash proceeds from the issuance of equity and 50% of consolidated net income from specified dates.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      The following discussion of the operating results and financial position of Intrawest should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

      Fiscal 2002 was a year of challenge and achievement. Throughout the year, an already faltering economy continued to weaken. Having anticipated continued weakness in the economy, the Company was prepared to deal with this situation. Tight cost control measures had been introduced at the resorts, bookings for the coming winter season were running ahead of the prior year's pace and the amount of pre-sold real estate was at an all-time high. Then the tragic events of September 11 happened. The immediate prognosis was that the leisure and recreation sector would suffer severely. Although Intrawest was well positioned to withstand the fallout from September 11, with a strong competitive position and with roughly 80-85% of visitors traveling from home to Intrawest resorts by car, there was considerable uncertainty regarding the remainder of the fiscal year.

      Given the deeper than expected economic slowdown and the uncertainty following September 11, fiscal 2002 was a successful year. Total Company EBITDA and real estate operating profit were higher than any other year in the Company's history and ski and resort operations EBITDA was within 1% of the record results established in 2001. The Company's goal of moving close to break-even cash flow was pushed back because of the unusual conditions, but a number of other actions -- including the equity issue in the fourth quarter -- have positioned the Company to achieve this goal in 2003.

OPERATING SUMMARY

      The summary operating results for the year include:

      - A 6.8% increase in total revenue from $922.8 million to $986.0 million, with ski and resort revenue decreasing 1.4% and real estate sales revenue increasing 17.4%.

      - A 7.8% decrease in income from continuing operations from $63.5 million to $58.6 million and an 8.4% decrease in diluted income per share from continuing operations from $1.43 to $1.31.

      - A 5.4% increase in Total Company EBITDA from $200.3 million to $211.1 million. Total Company EBITDA is computed as income before interest (including previously capitalized interest in real estate cost of sales), income taxes, non-controlling interest, depreciation and amortization.

REVIEW OF SKI AND RESORT OPERATIONS

      The Company's ski and resort operations are segregated into two reportable segments: mountain resort operations and warm-weather resort operations. The mountain resort operations comprise all the operating activities at the Company's nine mountain resorts as well as the operations of Resort Reservations, Alpine Helicopters and Breeze/Max Retail. The warm-weather resort operations comprise all the operating activities at Sandestin as well as golf operations at the Company's five stand-alone golf courses.

      The key drivers of the mountain resort operations business are skier visits, revenue per visit and margins. The Company's strategy to increase skier visits has two main elements: improving the quality of the resort experience by upgrading and expanding the on-mountain facilities and building villages at the base to provide accommodation for destination guests. By expanding the amenities on the mountain and in the village, the Company is able to broaden the customer mix, extend the length of stay and capture a higher percentage of guest spending, all of which increases revenue per visit. Building the accommodation also allows visits to be spread more evenly during the week and during the season, which improves margins since a significant proportion of operating expenses at a resort are fixed. The key drivers of the warm-weather resort operations business are similar; i.e., golf rounds, revenue per round and margins.

      The following table highlights the results of the ski and resort operations business.

                                                               2002          2001       CHANGE
                                                            ----------    ----------    ------
Skier visits (note).......................................   6,283,000     6,237,000      0.7%
Revenue (millions)........................................      $485.1        $492.2    (1.4)%
EBITDA (millions).........................................      $107.3        $108.3    (0.9)%
Margin....................................................       22.1%         22.0%

---------------

Note: All resorts are at 100% except Mammoth at 59.5% and Blue Mountain at 50%.

      Revenue from ski and resort operations was $485.1 million in 2002 compared with $492.2 million in 2001. Revenue from mountain resorts decreased from $433.1 million to $424.8 million while revenue from warm-weather resorts increased from $59.1 million to $60.3 million.

  MOUNTAIN RESORTS

      The $8.3 million decrease in mountain resort revenue was due to various offsetting factors:

                                                              ($MILLIONS)
Increase in skier visits....................................      2.6
Decrease in revenue per skier visit.........................     (4.2)
Increase in non-skier visit revenue.........................      0.4
Impact of exchange rate on reported revenue.................     (7.1)
                                                                 ----
                                                                 (8.3)
                                                                 ====

      Skier visits increased from 6,237,000 in 2001 to 6,283,000 in 2002. A slow season start in the East caused by warm and dry weather reduced skier visits at the eastern resorts by 9.4%, however this was offset by a 6.8% increase in skier visits at the western resorts. The increase in skier visits increased mountain resort revenue by $2.6 million in 2002.

      Revenue per skier visit decreased from $54.32 in 2001 (after adjusting for the impact of the reduction in the Canadian dollar exchange rate) to $53.66 in 2002. This decrease is out of line with historic trends and reflects the unusual operating conditions that the Company faced this year. Every year since 1996 revenue per visit on a same-resorts basis has increased and the average annual increase from 1996 to 2001 was 10.2%. Revenue per skier visit is a function of ticket prices and ticket yields, and revenue from non-ticket sources such as retail and rental stores, lodging, ski school and food services. Ticket yields reflect the mix of ticket types (e.g., adult, child, season pass and group), the proportion of day versus destination visitors (destination visitors tend to be less price sensitive), and the amount of discounting of full-price tickets. Revenue per visit from non-ticket sources is also influenced by the mix of day versus destination visitors, the affluence of the visitor base, and the quantity and type of amenities and services offered at the resort.

      The decrease in revenue per skier visit was due to two factors: the overall weakness in consumer spending due to the economic slowdown and a shift in visit mix from destination to regional in the aftermath of September 11. As expected, the number of vacationers traveling by air declined after September 11, reducing the number of destination visits to the Company's resorts, however this was generally offset by an increase in local and regional visits arriving by car. This shift in visit mix was more pronounced at Whistler Blackcomb than the Company's other resorts because a higher proportion of Whistler Blackcomb's customers (40-45%) traditionally travel to the resort by air. The vast majority (generally more than 90%) of skier visits to the Company's other resorts arrive by car and only a small proportion fly. Excluding Whistler Blackcomb, revenue per visit across the Company's resorts increased 2.7% in 2002. The decrease in revenue per visit was estimated to decrease mountain resort revenue by $4.2 million in 2002.

      For the purposes of this analysis, non-skier visit revenue comprises revenue from golf and other summer activities and revenue from businesses such as Resort Reservations, Alpine and Breeze/Max. Revenue from golf and other summer activities decreased 15.1% across the mountain resorts from $47.4 million in 2001 to $40.3 million in 2002. The Company's decision to turn management of the waterpark at Mountain Creek over to a third-party operator accounted for $4.1 million of the decrease and the balance was due mainly to reduced group business as a result of the slower economy. The Company's central reservations business, Resort Reservations, expanded its operations into several new destinations and increased bookings at Whistler, Tremblant and Summit County, leading to a 81.0% growth in revenue to $9.2 million in 2002. Revenue at Alpine increased 8.5% due to strong growth in heli-logging and heli-hiking business and revenue at Breeze/Max increased by 4.5% mainly due to increased retail sales as a result of introducing food and beverage into some of its stores. Overall, the increase in revenue from Resort Reservations, Alpine and Breeze/Max, partially offset by a decrease in summer revenue at the mountain resorts, resulted in an increase in non-skier visit revenue of $0.4 million in 2002.

      The reported amount of mountain resort revenue was reduced by $7.1 million in 2002 because of the decline in the value of the Canadian dollar. In 2002 revenue from the Canadian resorts was translated for financial statement reporting purposes at an average rate of Cdn.$1.57 to U.S.$1.00 compared with an average rate of Cdn.$1.52 to U.S.$1.00 in 2001.

      The Company sold Mont Ste. Marie, the smallest of its mountain resorts, effective February 1, 2002. The resort was purchased by the owner of an adjacent mountain resort and the Company's decision to sell was motivated by a desire to free up management time. The sale of Mont Ste. Marie does not have a significant impact on the Company's operating results.

  WARM-WEATHER RESORTS

      Revenue from warm-weather resorts increased 2.1% from $59.1 million in 2001 to $60.3 million in 2002. The acquisition of Big Island Country Club in Hawaii during the year and a full year of revenue from the new Raven golf course at Three Peaks in Colorado increased revenue by $2.2 million. In addition, revenue at Sandestin increased by $0.8 million. Although room nights at Sandestin increased 5.9%, leading to higher lodging and food and beverage revenue, this was partly offset by reduced golf revenue as the conversion rate of room nights to golf rounds declined. These increases were partly offset by a $2.0 million reduction in revenue at the Raven courses in Arizona due to negative market conditions in Phoenix and Tucson caused by decreased destination travel, a soft local economy and aggressive pricing by competitors to retain market share. In the fourth quarter of 2002, the Sabino Springs course in Tucson was sold, in line with the Company's plan to dispose of non-core assets.

      One area of growth for the Company has been in the third-party golf course management business. Currently Intrawest Golf has contracts at 12 different sites developing or operating third-party golf assets. Fees generated from this business totaled $0.8 million in 2002 compared with $0.3 million in 2001.

  REVENUE BREAKDOWN AND EBITDA

      The breakdown of ski and resorts operations revenue by business was as follows:

                                                      2002          2001        INCREASE     PERCENTAGE
                                                    REVENUE       REVENUE      (DECREASE)      CHANGE
                                                   ----------    ----------    ----------    ----------
                                                   (MILLIONS)    (MILLIONS)    (MILLIONS)        %
Mountain operations............................      $193.3        $192.2        $ 1.1           0.6
Retail and rental shops........................        85.0          84.0          1.0           1.2
Food and beverage..............................        63.0          65.4         (2.4)         (3.7)
Lodging and property management................        61.0          58.0          3.0           5.2
Ski school.....................................        30.4          29.8          0.6           2.0
Golf...........................................        29.4          31.7         (2.3)         (7.2)
Other..........................................        23.0          31.1         (8.1)        (26.0)
                                                     ------        ------        -----
                                                     $485.1        $492.2        $(7.1)         (1.4)
                                                     ======        ======        =====

      Revenue from all of these businesses was impacted by the factors discussed above; i.e., the shift in visit mix from destination to regional, overall weakness in customer spending and the slow start to the season at the eastern resorts. These factors either reduced revenue compared with 2001 or restricted its growth. In addition, revenue from certain businesses was impacted by the following more specific factors:

      - Lodging revenue reflected the 81.0% increase in bookings at Resort Reservations.

      - Food and beverage revenue and other revenue decreased by $1.0 million and $2.9 million, respectively, due to the Company's decision to turn over management of the waterpark at Mountain Creek to a third-party operator.

      The proportion of revenue from mountain operations has fallen from 49.3% of total ski and resort operations revenue in 1997 to 39.8% in 2002. This trend is likely to continue as the villages are built out at the Company's resorts, expanding the inventory of lodging units and changing the customer mix in favor of destination visitors who spend more on retail and rental, ski school, and food and beverage.

      Ski and resort operations expenses decreased from $383.9 million in 2001 to $377.8 million in 2002. The Company instituted a number of initiatives in 2001 and 2002 to reduce or better control its expenses, particularly in labor which accounts for about 40% of total expenses. In addition, in response to concerns that the travel and leisure industry would be severely impacted by the events of September 11, the Company cut back on all discretionary expenses and delayed hiring its seasonal workforce for as long as possible.

      EBITDA from ski and resort operations was $107.3 million in 2002 compared with $108.3 million in 2001. The EBITDA margin was 22.1% in 2002 compared with 22.0% in 2001. The margins at both the mountain resorts and the warm-weather resorts increased slightly in 2002. The Company expects margins going forward to increase at both the mountain resorts and the warm-weather resorts as its villages mature, driving higher mid-week destination visits, and as it takes further advantage of economies of scale.

REVIEW OF RESORT REAL ESTATE OPERATIONS

      The Company has two real estate divisions -- the resort development group and the resort club group. The resort development group develops and sells three main products: condo-hotel units (typically, small village-based units that owners occupy sporadically and put into a rental pool at other times), townhome units (typically, larger units outside the main village core that owners retain for their own use) and single-family lots (serviced land on which owners or other developers build homes). In order to broaden market appeal, condo-hotel and townhome units are sold on the basis of both whole ownership and fractional ownership. Currently most of the fractional product has been quarter-share but a high-end tenth-share project is under development at Whistler and other fractions are under consideration. The resort club group's business is a flexible form of timeshare where owners purchase points that entitle them to use accommodation at different resorts. The resort club group currently generates less than 10% of the Company's total real estate revenue and hence is not reported as a separate business segment in the financial statements.

      The Company's business strategy for real estate has two major elements: the maximization of profits from the sale of real estate and the provision of accommodation for destination visitors to the ski and resort operations. The positive demographics for vacation real estate, and its limited supply, have enabled Intrawest to earn real estate margins that are on average roughly double those of large-scale urban builders. While real estate profits represent one-time earnings to the real estate development group, the provision of accommodation for destination visitors represents an earnings annuity for the operations. Visitors renting the accommodation generate lodging revenue as well as revenue from purchasing lift tickets or golf fees, food and beverage and retail.

      The following table highlights the results of the real estate business.

                                                               2002      2001     CHANGE
                                                              ------    ------    ------
Units closed................................................   1,290     1,279     0.9%
Revenue (millions)..........................................  $487.8    $415.3    17.5%
Operating profit (millions).................................  $ 85.1    $ 76.5    11.2%
Margin......................................................   17.4%     18.4%

      Revenue from the sale of real estate increased 17.5% from $415.3 million in 2001 to $487.8 million in 2002. Revenue generated by the resort development group increased from $378.4 million to $449.8 million while revenue generated by the resort club group increased from $36.9 million to $38.0 million.

  RESORT DEVELOPMENT GROUP REVENUE

      Resort development group revenue increased 36.4% at the Company's Canadian resorts and 12.7% at its U.S. resorts. A total of 589 units were closed at the Canadian resorts in 2002 compared with 539 units last year. The average price per unit increased 24.8% from Cdn.$339,000 in 2001 to Cdn.$423,000 in 2002, reflecting the mix of unit types and resorts as well as year-over-year price escalation. Comparatively more condo-hotel units were closed in 2002 (68% of the Canadian closings in 2002 versus 53% in 2001) and comparatively fewer single-family lots (12% of Canadian closings in 2002 versus 22% in 2001).

      The Company closed 701 units at its U.S. resorts in 2002 compared with 740 units in 2002. The number of units that close in a particular period is dependent on both transacting sales and, since the Company pre-sells the majority of its units, the timing of construction completion. The Company had expected to close more units in 2002, however construction delays were experienced on the first projects that the Company developed at Squaw Valley and Mountain Creek and on the first condo-hotel buildings in the new village at Sandestin. The delays at Squaw Valley and Sandestin were due mainly to the size and complexity of the buildings and at Mountain Creek to unforeseen permitting issues. Some construction delays are inevitable in the real estate business, particularly given the location and climatic conditions at the Company's resorts, however the Company does not anticipate that they would have a material impact on its earnings in any particular year.

      The average price per unit was $442,000 at the U.S. resorts in 2002 (after adjusting the number of units for the impact of joint ventures at Keystone and Three Peaks), up from $403,000 in 2001. Comparatively more townhome units were closed in 2002 (19% of the U.S. closings in 2002 versus 12% in 2001) and comparatively fewer single-family lots (11% of U.S. closings in 2002 versus 20% in 2001).

      The slow economy impacted the Company's real estate sales programs during 2002 in certain of its regions. Sales were particularly affected in the period following September 11 when there was a lot of uncertainty in the marketplace. Colorado was the hardest hit region and the Company has built up an inventory of completed units at Keystone, Copper and Three Peaks that it is actively working to reduce.

  RESORT CLUB GROUP REVENUE

      The resort club group generated $38.0 million in sales revenue in 2002, up from $36.9 million in 2001. Revenue was significantly impacted by the events of September 11 as the cancellation rate on tours and the rescission rate on sales increased in the period from mid-September to December. After December these ratios returned to more normal levels. Overall for the year the number of points sold was 2.2% higher than 2001 and the average price per point increased by 3.3% (net of the foreign exchange impact).

      In March 2002 the resort club location at Sandestin was completed. The Company now has seven different club locations, at Whistler, Tremblant, Palm Desert, Panorama, Vancouver, Hawaii and Sandestin and club locations are under construction at Blue Mountain and Zihuatanejo, Mexico.

  REAL ESTATE OPERATING PROFIT

      Operating profit from resort real estate sales increased 11.2% from $76.5 million in 2001 to $85.1 million in 2002. The profit margin was 17.4% in 2002 compared with 18.4% in 2001. The reduction in margin was due to a number of factors, including:

      - The closing of relatively fewer single-family lots in 2002 (11% of units closed) than in 2001 (20% of units closed). Single-family lots generally have margins of 30% or more, compared with margins of about 18% for townhomes and condo-hotel units.

      - Lower margins at Keystone, Copper and Three Peaks in 2002 due to greater conservatism in the projected sellout period for Colorado projects. Excluding Colorado, the margin on real estate would have been 18.8% in 2002, up from 18.5% in 2001.

      - Cost overruns on a condo-hotel project at Mammoth. The contractor was replaced during the course of construction.

  REAL ESTATE PRE-SALES

      As at August 25, 2002, the Company had pre-sold 986 units for approximately $360 million, which it expects to close in fiscal 2003. In addition, the Company had pre-sold a further 627 units for approximately $240 million due to close in fiscal 2004. Intrawest follows a conservative accounting policy for real estate sales and does not recognize any revenue until the unit has completed construction and title has been transferred to the purchaser. The Company's strategy of pre-selling real estate projects before the start of construction reduces market risk and increases the predictability of real estate earnings.

  CAPITALIZATION OF COSTS TO REAL ESTATE

      Standard real estate accounting practice requires that all costs in connection with the development of real estate be capitalized to properties under development and then expensed in the period when the properties are closed and the revenue is recognized. Such costs include land and building costs as well as overhead costs of personnel directly involved in the development, construction and sale of real estate, and interest on debt used to fund real estate costs. The capitalized interest comprises interest on specific real estate debt (i.e., construction financing) and interest on the portion of general corporate debt used to fund real estate development expenditures.

      The amount of costs capitalized to properties under development and held for sale increased from $658.3 million at June 30, 2001 to $797.6 million at June 30, 2002. A number of factors led to this increase:

      - The continuing build up in the number of units in production, with developments underway at some of the recently acquired locations, including Lake Las Vegas, Les Arcs and Snowmass.

      - An increase in the inventory of completed units, particularly at the Colorado resorts in the aftermath of September 11. The Company has instituted a number of initiatives to bring these inventory levels down to more normal levels.

      - An increase in the book value of commercial space with the completion of the first buildings in the new villages at Sandestin, Squaw Valley and Blue Mountain.

      - An increase in the book value of resort club properties mainly due to the recent completion of the Sandestin club location.

      The Company expects the rate of increase in capitalized real estate costs to slow in 2003 as the gap narrows between the amount invested in new real estate development activity and the recovery of costs through real estate sales.

      Most of the Company's real estate projects have a relatively short construction timetable (12 to 24 months) so a large percentage of capitalized costs are expensed in a similar period of time. Furthermore, the risk of non-recovery of real estate costs is low because the Company pre-sells the majority of its real estate projects and the margins on both pre-sold and other units continue to be stable.

RENTAL PROPERTIES

      The majority of the condo-hotel projects that the Company develops contain ground-level commercial space, which is either leased to third-party operators or used by the Company for its own sports shops. At June 30, 2002, the Company owned 275,000 square feet of commercial space that was leased to third parties. Rental revenue derived from third-party operators decreased from $8.9 million in 2001 to $8.0 million in 2002. The decrease was due to the sale of the shopping center in Sandestin in the fourth quarter of 2001, partially offset by an increase in rental revenue from recently completed commercial space at Blue Mountain. Rental property expenses increased from $4.4 million in 2001 to $5.0 million in 2002 due mainly to the first full year of commercial operations in the new village at Copper and start-up expenses at Blue Mountain, partly offset by the elimination of expenses at Sandestin. The revenue and expense changes reduced operating profit from rental properties from $4.5 million in 2001 to $3.1 million in 2002.

      The Company has determined that effective from July 1, 2002, it no longer intends to retain the commercial space that it develops as long-term revenue-producing properties. The goal in developing commercial space is to increase the amenities and services in the village and to add animation. In order to achieve these objectives and to ensure the proper quality and mix of tenants, the Company does not need to own the commercial properties; it only needs to manage them. The Company therefore intends to sell its existing and future developed commercial properties. Beginning in fiscal 2003, the commercial properties will be classified as properties under development and held for sale and net rental income will be capitalized to the cost of the property.

REVIEW OF CORPORATE OPERATIONS

  INTEREST AND OTHER INCOME

      Interest and other income was $1.1 million in 2002, down from $3.5 million in 2001 due mainly to reduced net gains on asset sales. The gains realized on selling Mont Ste. Marie and the Sabino Springs golf course during 2002 were smaller than the gain realized on the sale of the Sandestin shopping center in 2001. The Company's primary aims in selling these and other non-core assets are to free up management time and to generate cash flow.

      The Company's investment in Compagnie des Alpes generated $3.9 million of earnings in 2002 compared with $2.8 million in 2001. After a slow start to the season due to late snows in France, Compagnie des Alpes experienced a strong fourth quarter and ended the year with a 13.7% increase in net income. In addition, compared with 2001, the Euro strengthened against the U.S. dollar, thereby increasing reported earnings.

      In July 2002 the Company sold 55% of its investment in Compagnie des Alpes for proceeds approximately equal to book value.

  INTEREST COSTS

      Interest expense decreased from $44.5 million in 2001 to $43.1 million in 2002. The Company incurred total interest costs (including financing fees and amortization of deferred financing costs) of $83.4 million in 2002 compared with $89.1 million in 2001. The decrease was due mainly to reduced interest rates on floating rate debt (the average rate was approximately 260 basis points lower in 2002). In total, $38.9 million of interest was capitalized to properties under development, $13.3 million of which was subsequently expensed in the year when the properties were closed. A further $1.4 million of interest was capitalized to the construction of ski and resort operations assets.

  DEPRECIATION AND AMORTIZATION

      Depreciation and amortization expense increased from $57.9 million in 2001 to $65.4 million in 2002. The increase was due mainly to depreciation of capital expenditures made at the resorts during 2002. The annual rate of growth of depreciation and amortization has slowed from an average of about 42% during the period from 1996 to 2000, to about 13% in each of 2001 and 2002 as spending on acquisitions and capital expenditures has declined. Capital expenditures are planned to continue to decline in the years ahead, leading to a further flattening in the growth of depreciation and amortization in the future.

  GENERAL AND ADMINISTRATIVE COSTS

      All general and administrative costs incurred by the resorts are included in ski and resort operations expenses. Similarly, general and administrative costs incurred in the development of real estate are initially capitalized to properties, and then expensed to real estate costs in the period when the properties are closed. Corporate general and administrative costs, which mainly comprise certain executive employee costs, public company costs, audit and legal fees, head office occupancy costs and capital taxes are disclosed as a separate line in the statements of operations. The breakdown of general and administrative costs for 2002 and 2001 was as follows:

                                                      2002       PROPORTION       2001       PROPORTION
                                                   ----------    ----------    ----------    ----------
                                                   (MILLIONS)       %          (MILLIONS)       %
Corporate G&A costs..............................    $ 12.2         11.1         $ 9.8          11.0
G&A expenses of ski and resort operations
  business.......................................      55.9         50.8          54.2          61.0
Previously capitalized G&A costs expensed in real
  estate cost of sales...........................      15.4         14.0           8.8           9.9
                                                     ------        -----         -----         -----
Total G&A costs expensed during the year.........      83.5         75.9          72.8          81.9
Net G&A costs of real estate business capitalized
  to properties..................................      26.6         24.1          16.1          18.1
                                                     ------        -----         -----         -----
Total G&A costs incurred during the year.........    $110.1        100.0         $88.9         100.0
                                                     ======        =====         =====         =====

      The Company expensed approximately 76% of its total general and administrative costs in 2002. This was a lower proportion than in 2001 due to growth in real estate development activity, which resulted in more costs being capitalized to properties. Corporate general and administrative costs increased from $9.8 million in 2001 to $12.2 million in 2002 due mainly to higher information technology-related expenses and increased insurance costs.

  INCOME TAXES

      The Company provided for income taxes of $9.5 million in 2002 compared with $10.0 million in 2001. This equates to an effective tax rate of 12.0% in both years. Note 13 to the consolidated financial statements provides a reconciliation between income tax at the statutory rate (41.2% and 44.7%, respectively, in 2002 and 2001) and the actual income tax charge.

  NON-CONTROLLING INTEREST

      The Company has a 23% limited partner in the two partnerships that own Whistler Blackcomb and up to June 11, 2001, there was a 5% non-controlling interest in Sandestin. The results of all three entities are fully consolidated into the Company's financial statements with the outside partner's share of earnings shown as non-controlling interest. Non-controlling interest increased from $9.9 million in 2001 to $11.7 million in 2002, reflecting increased operations and real estate earnings at Whistler Blackcomb.

DISCONTINUED OPERATIONS

      The consolidated financial statements disclose the results of the Company's non-resort business as discontinued operations. The discontinued operations incurred a loss of $0.1 million in 2002 compared with a loss of $2.9 million in 2001. The loss for 2001 included a write-down of $1.8 million related to the Gateway Lands in Surrey, B.C. and reserves totaling $0.8 million in connection with three non-resort properties sold in prior years. Losses (or net income) from discontinued operations accrue to the holders of the non-resort preferred ("NRP") shares and have no impact on the common shareholders. Similarly any cash flows generated by the discontinued operations are paid to the NRP shareholders to redeem their shares.

      The Company has two remaining non-resort properties -- the AirCare vehicle emission testing centers and the Gateway Lands, which it is working to sell in order to redeem all the outstanding NRP shares prior to December 31, 2002. The final redemption price is expected to be in the range of Cdn.$1.90 to Cdn.$2.00 per NRP share.

LIQUIDITY AND CAPITAL RESOURCES

      Intrawest has evolved to the point where its highest priority from a financial perspective is to generate free cash flow. To achieve this goal it is necessary to continue to grow earnings while reducing the level of capital requirements. The Company has two major areas of capital requirements:

      -  Long-term investments in resort facilities and village infrastructure.

      -  Working capital for real estate.

      To arrive at this point in its evolution it was necessary for the Company to make significant long-term investments: assembling its network of resorts, upgrading their facilities and adding new amenities. In the period from 1995 to 1999 (the last major year of acquisitions) the Company spent a total of $732.2 million on acquisitions and resort operations capital improvements. Since 1999 the level of spending on these long-term investments has declined each year from the year before -- by 57.5% in 2000, 24.2% on 2001 and 4.4% in 2002. Further reductions in capital spending are expected in 2003 and future years.

      Working capital for real estate, calculated as the amount of net new investment in real estate not funded by construction loans, is shorter term in nature than investments in resort facilities. Amounts spent developing real estate properties are recovered when the properties are sold and closed. Development costs are broken down into two major components: infrastructure costs (i.e., roads, sewers and village common areas) that benefit all the real estate units developed at a resort and "vertical" building costs that pertain to a specific real estate project. Capital requirements for infrastructure costs are more heavily weighted towards the early years of development at a resort. Since infrastructure costs benefit all the real estate units at a resort, they are allocated to all the developable units and recovered during the build-out of the resort, which for Intrawest's resorts is generally 10 to 15 years. Capital requirements for vertical building costs, on the other hand, are generally recovered within 24 months.

      The major sources and uses of cash in 2002 and 2001 were as follows.

                                                               2002       2001      CHANGE
                                                              -------    -------    ------
                                                                     (IN MILLIONS)
Funds from continuing operations............................  $ 128.6    $ 126.9    $  1.7
Working capital for real estate developed for sale..........   (125.8)     (59.5)    (66.3)
Acquisitions, resort capital expenditures and other
  investments...............................................   (107.1)    (121.9)     14.8
                                                              -------    -------    ------
                                                               (104.3)     (54.5)    (49.8)
(Increase) decrease in other net assets.....................     44.3      (41.4)     85.7
                                                              -------    -------    ------
Net cash outflows before non-construction financing.........    (60.0)     (95.9)     35.9
Net financing inflows excluding construction-related
  financing.................................................     50.3      103.3     (53.0)
                                                              -------    -------    ------
Increase (decrease) in cash.................................  $  (9.7)   $   7.4    $(17.1)
                                                              =======    =======    ======
Net new investment in real estate developed for sale........  $(163.2)   $(130.9)   $(32.3)
Net proceeds from construction-related financing............     37.4       71.4     (34.0)
                                                              -------    -------    ------
Working capital for real estate developed for sale..........  $(125.8)   $ (59.5)   $(66.3)
                                                              =======    =======    ======

      In 2002 $128.6 million of funds were provided by continuing operations compared with $126.9 million in 2001. Funds from continuing operations comprise income from continuing operations adjusted for non-cash items such as depreciation and amortization and future income taxes. The components of, and year-over-year changes in, funds from continuing operations have been discussed earlier in the review of operations.

      Working capital for real estate used $125.8 million of cash in 2002 compared with $59.5 million in 2001. A decrease in the net proceeds of construction-related financing accounted for $34.0 million of the increase. The nature of some of the large-scale projects that the Company is undertaking (e.g., The Four Seasons at Whistler and the village projects at Lake Las Vegas and Mammoth) means that more equity is used to finance development before construction financing takes over. The net new investment in real estate was $163.2 million in 2002, up from $130.9 million in 2001. The net new investment in real estate in 2002 was approximately $70 million higher than the Company had expected due to two major factors:

      - The construction delays experienced at Squaw Valley, Sandestin and Mountain Creek which pushed closings from fiscal 2002 to fiscal 2003. This factor accounted for approximately $30 million of the net new investment in real estate in 2002.

      - A slower pace of sales at the Colorado resorts because of local market conditions. The Company incurred costs to develop certain projects at Keystone, Copper and Three Peaks but these costs were not recovered through sales. The Company is focused on reducing its inventory of units at these resorts. This factor accounted for approximately $40 million of the net new investment in real estate in 2002.

      Spending on acquisitions, resort operations capital improvements and other investments decreased from $121.9 million in 2001 to $107.1 million in 2002, in line with the Company's strategy to reduce these types of expenditures. In 2002 the Company spent $8.9 million to acquire Big Island Country Club, a golf resort and adjacent developable real estate in Hawaii. The Company expects to recover all, or close to all, of this investment within the next two years. Expenditures on ski and resort operations capital improvements were $91.5 million in 2002, down from $94.0 million in 2001. Each year the Company spends $20 million to $25 million on capital maintenance expenditures at its resorts. Capital maintenance expenditures are considered non-discretionary (since they are required to maintain the existing level of service) and comprise such things as snow grooming machine or golf cart replacement, snowmaking equipment upgrades and building refurbishments. Capital expansion expenditures (e.g., new lifts or new restaurants) are considered discretionary and the annual amount spent varies year by year. The Company spent approximately $70 million on expansion capital in 2002 and this amount is expected to decrease to about $40 million in 2003.

      In 2002 $44.3 million of cash was provided by changes in receivables and other assets, net of payables and other liabilities, compared with a net cash outflow of $41.4 million in 2001. Approximately $33 million of the change was due to real estate deposits being available to fund construction costs rather than being retained in trust pending completion of the project. The Company put a bonding facility in place to achieve this outcome. In addition approximately $50 million less was spent to settle payables and amounts due to joint venture partners in 2002 than 2001.

      In total, these sources and uses of cash resulted in net cash outflows of $60.0 million in 2002, down from outflows of $95.9 million in 2001. The Company issued 3.25 million common shares in June 2002, for net proceeds of $56.0 million, to fund the majority of the outflows in 2002. The balance of the cash outflows in 2002 and the cash outflows in 2001 were funded by cash on hand and increases in non-construction related financing.

      When the Company prepared its three-year business plan in May 2001 it expected to achieve close to break-even cash flow in fiscal 2002. The slowdown in the economy, the fallout from September 11 and the difficult weather conditions in the East have pushed the achievement of this goal back 12 months. At the same time as these negative factors were impacting the Company's cash flows a number of positive events occurred in 2002 that set the Company up for success in moving to a free cash flow position in the near future, including:

      -  The introduction of tight cost controls at the resorts.

      -  The $56.0 million equity issue in June 2002.

      - The start of a program to sell non-core assets (Mont Ste. Marie and Sabino Springs before year end and part of the Compagnie des Alpes investment afterwards).

      - Expansion of the senior credit facility and repayment of subsidiary-level term debt.

      Over the next three fiscal years the Company expects to generate significant free cash flow and the majority of it will be used to pay down debt. The Company has a number of specific financial targets in connection with its capital structure. During the period 2003 to 2005 it aims to reduce its ratio of net debt to EBITDA to 3.5 times from 4.6 times at June 2002 and its ratio of net debt to net tangible assets to 35% from 47.9%. The Company also wants to ensure that the amount of its secured debt relative to its total debt continues to decline. Currently, secured term debt constitutes 44.5% of total debt and the Company wants to move the proportion down to about 20% by 2005. In December 2002 the Cdn.$125 million 6.85% unsecured debentures mature and to preserve the balance between secured and unsecured debt these debentures will have to be replaced by a similar type of financing.

      The Company has a number of revolving credit facilities to meet its short-term capital needs. These include a $285 million facility at the corporate level, of which $184 million was drawn at June 30, 2002. In addition, several of the Company's resorts have lines of credit in the range of $5 million - $10 million each to fund seasonal cash requirements. In addition, the Company has three revolving credit facilities totaling approximately $200 million available for real estate construction. At June 30, 2002, $74.4 million was drawn under these facilities. Since two of these facilities, for $150 million, operate under a maximum outstanding basis (i.e., the amount drawn cannot exceed $150 million) and since the timing of individual project draws and repayments is staggered, these three facilities are sufficient to finance construction of projects with a cost to complete significantly more than $200 million. The Company believes that its existing credit facilities, combined with cash on hand and internally generated cash flow, are adequate to finance all its normal operating needs.

      The Company does not have any off-balance sheet financing arrangements.

BUSINESS RISKS

      Intrawest is exposed to various risks and uncertainties in the normal course of its business that can cause volatility in its earnings. The Company's resort operations and resort real estate businesses are managed to deal with risks that are common to most companies; i.e., the risks of severe economic downturn, competition and currency fluctuations, and the more industry-specific risks of unfavorable weather conditions, seasonality of operations and construction overruns.

       Economic Downturn

      A severe economic downturn could reduce spending on resort vacations and weaken sales of recreational real estate.

      The Company's results in 2002 (a year that saw a significant slowdown in the economy) provide evidence of its ability to deal with an economic downturn. Ski and resort operations EBITDA for 2002 was within 1% of last year's record EBITDA and operating profit from real estate was the highest in the Company's history. Going back further, since the Company acquired Blackcomb in 1986, cash flow has increased every year at that resort despite widely varying economic conditions. The Company believes there are two main reasons for this:

      - The strong competitive position of each of the Company's resorts due to the villages at their base and the quality of their on-mountain facilities. This has also created a loyal customer base that is strongly committed to the resorts.

      - The profile of the Company's customer base, who have incomes well above the national average and are therefore less likely to have their vacation plans impacted by a recession.

      Real estate developers face two major risks from an economic downturn: land risk and completed inventory risk. Land risk arises when land is purchased with debt and economic conditions deteriorate resulting in higher holding costs and reduced profitability, or worse, loan defaults and foreclosure. Intrawest has reduced its land risk by generally acquiring land at low cost with the purchase of a resort or by securing land through options and joint ventures. Completed inventory risk arises when completed units cannot be sold and construction financing cannot be repaid. Often this risk arises because many developers are supplying units to the market and since Intrawest controls most of the supply at its resorts, this risk is reduced. The Company has also mitigated this risk by pre-selling a significant portion of its units prior to commencement of, and during, construction.

       Competition

      The mountain resort industry has significant barriers to entry (e.g., very high start-up costs, significant environmental hurdles) that prevent new resorts from being created. Competition therefore is essentially confined to existing resorts. Intrawest's resorts compete for destination visitors with other mountain resorts in Canada, the United States, Europe and Japan, and with other leisure industry companies, such as cruise lines. They also compete for day skiers with other ski areas within each resort's local market area. Skier visits in North America have been relatively static over the past 10 years, which has increased competition between resort owners.

      The Company's strategy has been to acquire resorts that have natural competitive advantages (e.g., in terms of location, vertical drop and quality of terrain) and to enhance those advantages by upgrading the facilities on the mountain and building resort villages at the base. The Company's principal strength compared with its industry competitors is its ability to combine expertise in resort operations and real estate development, particularly in building master-planned resort villages. Increasingly the village has become the dominant attraction in generating visits to a resort.

      The Company owns substantially all of the supply of developable land at the base of its resorts and hence competition in real estate is somewhat restricted. Expertise in all aspects of the development process, including resort master-planning, project design, construction, sales and marketing, and property management also gives the Company a distinct competitive advantage. In the resort club business, the Company has established a competitive position through its ownership of the mountain facilities, and by offering a high standard of accommodation and a flexible points-based system.

       Currency Fluctuations

      Over the past several years the Company's Canadian resort operations have benefited from the lower Canadian dollar relative to other currencies, and particularly against the U.S. dollar. This has made vacationing in Canada more affordable for foreign visitors and it has encouraged Canadians to vacation at home. A significant shift in the value of the Canadian dollar, particularly against its U.S. counterpart, could impact earnings at Canadian resorts.

      Intrawest finances its U.S. assets with U.S. dollar debt and its Canadian assets with Canadian dollar debt. Generally the Company services its debt with revenue denominated in the same currency. In addition, cash flow generated by Canadian operations is generally retained in Canada and invested in expansion of Canadian assets. Similarly cash flow generated at the U.S. resorts is generally reinvested in the United States. Cross-border cash transactions and currency exchanges are kept to a minimum.

      Since Intrawest reports its earnings in U.S. dollars but its income is derived from both Canadian and U.S. sources, the Company is exposed to foreign currency exchange risk in its reported earnings. Revenues and expenses of the Company's Canadian operations will be impacted by changes in exchange rates when such operations are reported in U.S. dollars. The impact of Canadian/U.S. dollar exchange rate changes on the balance sheet are reflected in the foreign currency translation amount included in shareholders' equity and does not affect reported earnings.

       Unfavorable Weather Conditions

      The Company's ability to attract visitors to its resorts is influenced by weather conditions and the amount of snowfall during the ski season.

      Intrawest manages its exposure to unfavorable weather in three ways: by being geographically diversified, by seeking to spread its visits as evenly as possible through the season and by investing in snowmaking. Geographically diversified companies like Intrawest can reduce the risk associated with a particular region's weather patterns. Every ski season since 1995, favorable and unfavorable weather conditions at different times across North America have offset one another, allowing the Company to come within 2% of its budgeted winter season ski and resort operations revenue on a same-resorts basis. The more a resort can attract its visitors evenly through the season the less vulnerable it is to unfavorable weather at a particular time. Intrawest seeks to spread its visits by marketing to destination visitors who book in advance, stay several days and are less likely than day visitors to change their vacation plans, and by attempting to increase visits mid-week and at non-peak times. Investing in snowmaking also mitigates the impact of poor natural snow conditions. Snowmaking is particularly important in the East due to the number of competing resorts and less reliable snowfall.

       Seasonality of Operations

      Ski and resort operations are highly seasonal. In fiscal 2002 67% of the Company's ski and resort operations revenue was generated during the period from December to March. Furthermore during this period a significant portion of ski and resort operations revenue is generated on certain holidays, particularly Christmas/New Year, Presidents' Day and school spring breaks, and on weekends. Conversely, Sandestin's peak operating season occurs during the summer months, partially offsetting the seasonality of the mountain resorts. The Company's real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period. This seasonality of operations impacts reported quarterly earnings. The operating results for any particular quarter are not necessarily indicative of the operating results for a subsequent quarter or for the full fiscal year.

      The Company has taken steps to smooth its revenue and earnings throughout the year by investing in four-season amenities (e.g., golf) and growing its summer and shoulder-season businesses. As a result of these initiatives, the proportion of ski and resort operations revenue earned outside the historically strong third fiscal quarter has increased to 44.0% in 2002 from 32.7% in 1997.

       Construction Overruns

      Intrawest is not in the construction business but rather engages general contractors to construct its real estate projects. The Company's practice is to structure its construction contracts on a fixed-price basis so that cost overruns are at the contractor's risk. In addition construction contracts are priced only after the Company has completed full working drawings. The Company employs construction experts who oversee the general contractors and ensure that problems are properly and quickly resolved. The Company has also developed a comprehensive and sophisticated project reporting system, which helps to identify potential cost overruns early enough to permit corrective action.

OUTLOOK

      The fundamentals underlying Intrawest's businesses continue to be positive:

      - The Company's resorts are in a strong competitive position, with upgraded facilities and their villages coming on stream or expanding. New accommodation will be added each year to drive increased visits and increased spending per visit.

      - The Company has loyal customers who have well-established visitation patterns to its resorts. The relative affluence of this customer base provides further stability to these visitation patterns.

      - Demographics support continuing demand for recreational real estate and the Company controls the majority of the supply of recreational real estate at its resorts.

      These positive fundamentals are set against a backdrop of economic uncertainty. Accordingly, the Company will continue to operate in a fiscally conservative and risk-adverse manner.

ADDITIONAL INFORMATION

      The term EBITDA does not have a standardized meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures presented by other publicly traded companies. A reconciliation between net earnings as determined in accordance with Canadian GAAP and EBITDA is presented in the table below.

                                                              12 MONTHS ENDED
                                                                  JUNE 30
                                                              ---------------
                                                               2002     2001
                                                              ------    -----
                                                                (MILLIONS)
Income before tax...........................................    79.8     83.4
Depreciation and amortization...............................    65.4     57.9
Interest expense............................................    43.1     44.5
Interest in real estate costs...............................    27.9     20.7
Less interest and other income..............................    (5.0)    (6.3)
                                                              ------    -----
Total Company EBITDA........................................   211.2    200.2
                                                              ======    =====

QUARTERLY FINANCIAL SUMMARY

                                               2002                            2001
                                             QUARTERS                        QUARTERS
                                   -----------------------------   -----------------------------
                                    1ST     2ND     3RD     4TH     1ST     2ND     3RD     4TH
                                   -----   -----   -----   -----   -----   -----   -----   -----
                                         (IN MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
Total revenue....................   93.7   231.4   342.1   318.7   129.9   207.0   339.0   246.9
Income (loss) from continuing
  operations.....................   (9.8)    6.0    56.2     6.1    (3.2)   10.7    50.5     6.0
Results of discontinued
  operations.....................    0.1    (0.1)    0.0    (0.1)    0.0     0.1    (0.1)   (2.9)
Net income (loss)................   (9.6)    5.9    56.2     6.0    (3.2)   10.8    49.9     3.1
Per common share:
  Income (loss) from continuing
     operations
     Basic.......................  (0.22)   0.14    1.28    0.14   (0.07)   0.25    1.15    0.14
     Diluted.....................  (0.22)   0.14    1.25    0.13   (0.07)   0.25    1.12    0.14
  Net income (loss)
     Basic.......................  (0.22)   0.14    1.28    0.14   (0.07)   0.25    1.15    0.14
     Diluted.....................  (0.22)   0.14    1.25    0.13   (0.07)   0.25    1.12    0.14

                             MARKET FOR SECURITIES

      The Common Shares of the Company are listed and traded on the New York Stock Exchange and The Toronto Stock Exchange (the "TSX"). The TSX is the principal market for the Common Shares. The NRP Shares are listed and traded on the TSX.

                        DIRECTORS AND EXECUTIVE OFFICERS

      The names and municipalities of residence of the directors and executive officers of the Company and their principal occupations are set forth below.

DIRECTORS

NAME AND MUNICIPALITY OF RESIDENCE                        PRINCIPAL OCCUPATION              DIRECTOR SINCE
----------------------------------                        --------------------              --------------
R. Thomas M. Allan(1)........................  Vice President, Corporate Investments of          1990
London, Ontario                                Trudell Medical Limited
Joe S. Houssian..............................  President and Chief Executive Officer of          1976
                                               the
West Vancouver, British Columbia               Company
Daniel O. Jarvis.............................  Executive Vice President and Chief                1989
                                               Financial
Vancouver, British Columbia                    Officer of the Company
David A. King(1)(2)..........................  President of David King Corporation               1990
Toronto, Ontario
Gordon H. MacDougall(2)(3)...................  Partner, CC&L Financial Services Group            1990
West Vancouver, British Columbia
Paul M. Manheim(1)(3)........................  President of HAL Real Estate Investments,         1992
                                               Inc.
Mercer Island, Washington
Paul A. Novelly(2)...........................  Chairman and Chief Executive Officer of           1997
St. Louis, Missouri                            Apex Oil Company, Inc.
Gary L. Raymond..............................  President, Resort Development Group of the        1998
Whistler, British Columbia                     Company
Bernard A. Roy(3)............................  Senior partner, Ogilvy Renault                    1992
Montreal, Quebec
Khaled C. Sifri(1)...........................  Managing partner, Hadef Al-Dhahiri &              1990
Dubai, United Arab Emirates                    Associates
Hugh R. Smythe...............................  President, Resort Operations Group of the         1993
Whistler, British Columbia                     Company
Nicholas C.H. Villiers(2)....................  Consultant                                        1990
London, England

---------------

(1) Member of the Audit Committee.
(2) Member of the Corporate Governance Committee.
(3) Member of the Human Resources Committee.

      The Company does not have an Executive Committee and is required to have an Audit Committee. Each director will serve as a director until the next annual general meeting or until his successor is elected or appointed.

EXECUTIVE OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE                     PRINCIPAL OCCUPATION
----------------------------------                     --------------------
James J. Gibbons.....................................  President, Resort Club Group
West Vancouver, British Columbia

Joe S. Houssian......................................  President and Chief Executive Officer
West Vancouver, British Columbia

Daniel O. Jarvis.....................................  Executive Vice President and Chief Financial
                                                       Officer
Vancouver, British Columbia

Gary L. Raymond......................................  President, Resort Development Group
Whistler, British Columbia

Hugh R. Smythe.......................................  President, Resort Operations Group
Whistler, British Columbia

      As at June 30, 2002, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 3.5% of the outstanding Common Shares of the Company (including Common Shares beneficially owned by a company the shares of which are owned by companies of which a director and executive officer and his spouse are the shareholders, and in respect of which such director and executive officer disclaims beneficial ownership, and Common Shares over which a director shares voting power and investment power and in respect of which such director disclaims beneficial ownership).

      During the past five years, each of the directors and officers of the Company has been associated in various capacities with Intrawest or the company or organization indicated opposite his name in the tables above or with affiliates thereof, except for Mr. Allan who prior to August 2001 was Executive Vice-President, Corporate Investments of London Life Insurance Company, Mr. Sifri who was Vice President, Legal Affairs of Majid Al Futtaim Investments LLC from May 1997 to January 1999 and Mr. Villiers who prior to May 2002 was Vice President and Director of RBC Dominion Securities Inc.

                             ADDITIONAL INFORMATION

      The Company shall provide to any person or company, upon request to the Corporate Secretary of the Company:

     (a) when the securities of the Company are in the course of a distribution under a short form prospectus or a preliminary short form prospectus:

        (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

        (ii) one copy of the comparative consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company for any period subsequent to the Company's most recently completed financial year;

        (iii) one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

        (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in
          (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

      Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative consolidated financial statements for its most recently completed financial year.

      Copies of these documents may be obtained upon request from the Corporate Secretary of the Company, Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

                  AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

                             INTRAWEST CORPORATION
                       YEARS ENDED JUNE 30, 2002 AND 2001

                      AUDITORS' REPORT TO THE SHAREHOLDERS

      We have audited the consolidated balance sheets of Intrawest Corporation as at June 30, 2002 and 2001 and the consolidated statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP
Chartered Accountants
Vancouver, Canada
August 30, 2002

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 FOR THE YEARS ENDED
                                                                       JUNE 30
                                                              --------------------------
                                                                 2002           2001
                                                              -----------    -----------
                                                                   (IN THOUSANDS OF
                                                                UNITED STATES DOLLARS,
                                                              EXCEPT PER SHARE AMOUNTS)
Revenue:
  Ski and resort operations.................................    $485,142       $492,202
  Real estate sales.........................................     487,775        415,336
  Rental properties.........................................       8,038          8,935
  Interest and other income.................................       1,115          3,547
  Income from equity accounted investment...................       3,901          2,790
                                                                --------       --------
                                                                 985,971        922,810
Expenses:
  Ski and resort operations.................................     377,801        383,864
  Real estate costs.........................................     402,700        338,856
  Rental properties.........................................       4,963          4,426
  Interest (note 16)........................................      43,072         44,490
  Depreciation and amortization.............................      65,434         57,934
  Corporate general and administrative......................      12,175          9,793
                                                                --------       --------
                                                                 906,145        839,363
                                                                --------       --------
Income before undernoted....................................      79,826         83,447
Provision for income taxes (note 13)........................       9,549         10,014
                                                                --------       --------
Income before non-controlling interest and discontinued
  operations................................................      70,277         73,433
Non-controlling interest....................................      11,675          9,904
                                                                --------       --------
Income from continuing operations...........................      58,602         63,529
Results of discontinued operations (note 4).................        (122)        (2,942)
                                                                --------       --------
Net income..................................................    $ 58,480       $ 60,587
                                                                ========       ========
Income from continuing operations per common share:
  Basic.....................................................    $   1.33       $   1.45
  Diluted...................................................    $   1.31       $   1.43
Net income per common share:
  Basic.....................................................    $   1.33       $   1.45
  Diluted...................................................    $   1.31       $   1.43
                                                                ========       ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                      JUNE 30
                                                              ------------------------
                                                                 2002          2001
                                                              ----------    ----------
                                                                  (IN THOUSANDS OF
                                                               UNITED STATES DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   76,689    $   86,430
  Amounts receivable (note 7)...............................     109,948        82,536
  Other assets (note 8(a))..................................      88,062       105,545
  Resort properties (note 6)................................     399,572       329,177
  Future income taxes (note 13).............................       7,536         4,168
                                                              ----------    ----------
                                                                 681,807       607,856
Ski and resort operations (note 5)..........................     841,841       813,741
Properties (note 6):
  Resort....................................................     461,893       371,451
  Discontinued operations...................................       6,325         7,080
                                                              ----------    ----------
                                                                 468,218       378,531
Amounts receivable (note 7).................................      64,734        50,416
Other assets (note 8(b))....................................      94,332        86,640
Goodwill....................................................      15,985        19,128
                                                              ----------    ----------
                                                              $2,166,917    $1,956,312
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable...........................................  $  195,254    $  146,464
  Deferred revenue (note 10)................................      99,484        81,537
  Bank and other indebtedness (note 9):
     Resort.................................................     279,297       201,558
     Discontinued operations................................       2,750            82
                                                              ----------    ----------
                                                                 576,785       429,641
Bank and other indebtedness (note 9):
  Resort....................................................     773,790       804,991
  Discontinued operations...................................          82         3,363
                                                              ----------    ----------
                                                                 773,872       808,354
Due to joint venture partners (note 14).....................       3,963         8,818
Deferred revenue (note 10)..................................      23,069        26,750
Future income taxes (note 13)...............................      75,843        83,771
Non-controlling interest in subsidiaries....................      36,116        30,616
                                                              ----------    ----------
                                                               1,489,648     1,387,950
Shareholders' equity:
  Capital stock (note 12)...................................     466,899       414,220
  Retained earnings.........................................     241,665       187,922
  Foreign currency translation adjustment...................     (31,295)      (33,780)
                                                              ----------    ----------
                                                                 677,269       568,362
                                                              ----------    ----------
                                                              $2,166,917    $1,956,312
                                                              ==========    ==========

Contingencies and commitments (note 15)
Subsequent event (note 23)

Approved on behalf of the Board:

          (signed) JOE S. HOUSSIAN                      (signed) R. THOMAS M. ALLAN
                  Director                                       Director

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                               FOR THE YEARS ENDED
                                                                     JUNE 30
                                                              ----------------------
                                                                2002         2001
                                                              ---------    ---------
                                                                 (IN THOUSANDS OF
                                                              UNITED STATES DOLLARS)
Retained earnings, beginning of year........................  $187,922     $131,953
Net income..................................................    58,480       60,587
Dividends...................................................    (4,737)      (4,618)
                                                              --------     --------
Retained earnings, end of year..............................  $241,665     $187,922
                                                              ========     ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               FOR THE YEARS ENDED
                                                                     JUNE 30
                                                              ----------------------
                                                                2002         2001
                                                              ---------    ---------
                                                                 (IN THOUSANDS OF
                                                              UNITED STATES DOLLARS)
Cash provided by (used in):
Operations:
  Income from continuing operations.........................  $  58,602    $  63,529
  Items not affecting cash:
     Depreciation and amortization..........................     65,434       57,934
     Future income taxes....................................     (2,873)       1,027
     Income from equity accounted investment................     (3,901)      (2,790)
     Gain on asset disposals, net of write-offs.............       (323)      (2,671)
     Non-controlling interest...............................     11,675        9,904
                                                              ---------    ---------
  Funds from continuing operations..........................    128,614      126,933
  Recovery of costs through real estate sales...............    402,700      338,856
  Acquisition and development of properties held for sale...   (565,863)    (469,816)
  Increase in amounts receivable, net.......................     (8,936)     (13,670)
  Changes in non-cash operating working capital (note 21)...     49,191      (29,948)
                                                              ---------    ---------
  Cash provided by (used in) continuing operating
     activities.............................................      5,706      (47,645)
  Cash provided by discontinued operations..................      3,898        2,323
                                                              ---------    ---------
                                                                  9,604      (45,322)
Financing:
  Proceeds from bank and other borrowings...................    351,259      417,829
  Repayments on bank and other borrowings...................   (304,933)    (233,264)
  Issue of common shares for cash, net of issuance costs....     53,037        4,467
  Redemption and repurchase of non-resort preferred
     shares.................................................       (358)      (3,966)
  Dividends paid............................................     (4,737)      (4,618)
  Distributions to non-controlling interests................     (6,534)      (5,773)
                                                              ---------    ---------
                                                                 87,734      174,675
Investments:
  Expenditures on:
     Revenue-producing properties...........................     (2,353)      (5,642)
     Ski and resort operation assets........................    (91,490)     (93,986)
     Other assets...........................................     (8,463)     (19,545)
     Business acquisitions, net of cash acquired of $nil
      (2001 -- $498)........................................     (8,876)     (10,951)
  Proceeds from asset disposals.............................      4,103        8,216
                                                              ---------    ---------
                                                               (107,079)    (121,908)
                                                              ---------    ---------
Increase (decrease) in cash and cash equivalents............     (9,741)       7,445
Cash and cash equivalents, beginning of year................     86,430       78,985
                                                              ---------    ---------
Cash and cash equivalents, end of year......................  $  76,689    $  86,430
                                                              =========    =========

Supplementary information (note 21)

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

1.  OPERATIONS:

   Intrawest Corporation was formed by an amalgamation on November 23, 1979 under the Company Act (British Columbia) and was continued under the Canada Business Corporations Act on January 14, 2002. Through its subsidiaries, the Company is engaged in the development and operation of mountain and golf resorts principally throughout North America.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    (A)  BASIS OF PRESENTATION:

      The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada as prescribed by The Canadian Institute of Chartered Accountants ("CICA"). Information regarding United States generally accepted accounting principles as it affects the Company's consolidated financial statements is presented in note 22.

    (B) PRINCIPLES OF CONSOLIDATION:

      The consolidated financial statements include:

       (i)  the accounts of the Company and its subsidiaries;

       (ii) the accounts of all incorporated and unincorporated joint ventures, including non-controlled partnerships, to the extent of the Company's interest in their respective assets, liabilities, revenues and expenses.

      The Company's principal subsidiaries and joint ventures are as follows:

                                                                       PERCENTAGE INTEREST
                                                                             HELD BY
         SUBSIDIARIES                                                      THE COMPANY
         ------------                                                  -------------------
         Blackcomb Skiing Enterprises Limited Partnership............          77%
         Whistler Mountain Resort Limited Partnership................          77%
         Mont Tremblant Resorts and Company, Limited Partnership.....         100%
         Copper Mountain, Inc. ......................................         100%
         Intrawest Golf Holdings, Inc................................         100%
         Intrawest/Lodestar Limited Partnership......................         100%
         Intrawest Resort Ownership Corporation......................         100%
         Intrawest Retail Group, Inc. ...............................         100%
         Intrawest Sandestin Company, L.L.C. (note 3)................         100%
         IW Resorts Limited Partnership..............................         100%
         Mountain Creek Resort, Inc. ................................         100%
         Mt. Tremblant Reservations Inc..............................         100%
         Playground Real Estate Inc. (note 3)........................         100%
         Resort Reservations Network Inc.............................         100%
         Snowshoe Mountain, Inc......................................         100%
         Swaneset Bay Golf Course Ltd................................         100%
         The Stratton Corporation....................................         100%

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                         PERCENTAGE INTEREST
                                                                               HELD BY
         JOINT VENTURES AND NON-CONTROLLED PARTNERSHIPS (NOTE 14)            THE COMPANY
         --------------------------------------------------------        -------------------
         Alpine Helicopters Ltd. ....................................             45%
         Blue Mountain Resorts Limited...............................             50%
         Blue River Land Company L.L.C. .............................             50%
         Chateau M.T. Inc............................................             50%
         Intrawest/Brush Creek Development Company L.L.C. ...........             50%
         Intrawest/Lodestar Golf Limited Partnership.................           73.7%
         Keystone/Intrawest L.L.C. ..................................             50%
         Mammoth Mountain Ski Area...................................           59.5%
         Resort Ventures Limited Partnership.........................             50%

      All significant intercompany balances and transactions have been eliminated.

    (C)  ACCOUNTING FOR INVESTMENTS:

      The Company accounts for investments in which it is able to exercise significant influence in accordance with the equity method. Under the equity method, the original cost of the shares is adjusted for the Company's share of post-acquisition earnings or losses, less dividends.

    (D) MEASUREMENT UNCERTAINTY:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The significant areas requiring management estimates include useful lives for depreciation, the estimates of future net cash flows from ski and resort operations and properties, the recoverability of amounts receivable and goodwill, and the ability to utilize future income tax loss carryforwards.

    (E)  CASH EQUIVALENTS:

      The Company considers all highly liquid investments with terms to maturity of three months or less when acquired to be cash equivalents.

    (F)  PROPERTIES:

         (i)  Properties under development and held for sale:

         Properties under development and held for sale are recorded at the lower of cost and net realizable value. Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties. These expenditures consist of all direct costs, interest on specific debt, interest on that portion of total costs financed by the Company's pooled debt, and an allocation of indirect overhead. Incidental operations related specifically to properties under development are treated as an increase in or a reduction of costs.

         Costs associated with the development of sales locations of the vacation ownership business, including operating and general and administrative costs incurred until a location is fully operational, are capitalized. Incidental operations related specifically to a location are treated as an increase in or a reduction of costs during the start-up period. These net costs are amortized on a straight-line basis over seven years.

         The Company defers costs directly relating to the acquisition of new properties and resorts which, in management's judgment, have a high probability of closing. If the acquisition is abandoned, any deferred costs are expensed immediately.

         The Company provides for write-downs where the carrying value of a particular property exceeds its net realizable value.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

         (ii) Revenue-producing properties:

         Revenue-producing properties are stated at the lower of cost, net of accumulated depreciation, and net recoverable amount. Buildings are depreciated using the declining balance method at annual rates of 3.3% to 5%. Leasehold improvements and other tenant inducements are amortized using the straight-line method over the lease term. Furniture and equipment are depreciated on a declining balance basis at 20% per annum.

         (iii) Classification:

         Properties that are currently under development for sale and properties available for sale are classified as current assets. Related bank and other indebtedness is classified as a current liability.

    (G)  SKI AND RESORT OPERATIONS:

      The ski and resort operations assets are stated at cost less accumulated depreciation. Costs of ski lifts, area improvements and buildings are capitalized. Certain buildings, area improvements and equipment are located on leased or licensed land. Depreciation is provided over the estimated useful lives of each asset category using the declining balance method at annual rates as follows:

         Buildings...................................................    3.3% to 5.0%
         Ski lifts...................................................    5.0% to 8.0%
         Golf courses................................................    2.0% to 3.3%
         Area improvements...........................................    2.0% to 3.3%
         Automotive, helicopters and other equipment.................  10.0% to 50.0%
         Leased vehicles.............................................  20.0% to 25.0%

      Inventories are recorded at the lower of cost and net realizable value, and consist primarily of retail goods, food and beverage products, and mountain operating supplies.

    (H) ADMINISTRATIVE FURNITURE, COMPUTER EQUIPMENT, SOFTWARE AND LEASEHOLD
IMPROVEMENTS:

      Administrative furniture, computer equipment and software are stated at cost less accumulated depreciation. Included in software costs are any direct costs incurred developing internal use software. Depreciation is provided using the declining balance method at annual rates of between 20% and 30%, respectively.

      Leasehold improvements are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term.

    (I)  DEFERRED FINANCING COSTS:

      Deferred financing costs consist of legal and other fees directly related to the debt financing of the Company's ski and resort operations. These costs are amortized to interest expense over the term of the related financing.

    (J)  GOODWILL:

      Goodwill is amortized on the straight-line basis over a period of 3 to 20 years based on the nature of the acquired business. In determining whether there is a permanent impairment in value, recoverability is based on undiscounted estimated future cash flows.

    (K) DEFERRED REVENUE:

       Deferred revenue mainly comprises real estate deposits, season pass revenue, golf club initiation deposits, government grants and the exchange gains arising on the translation of long-term monetary items that are denominated in foreign currencies (note 2(o)). Deferred revenue which relates to the sale of season passes is recognized throughout the season based on the number of skier visits. Deferred revenue which relates to golf club initiation deposits is recognized on a straight-line basis over the estimated membership terms. Deferred revenue which relates to government grants for ski and resort operation assets is recognized on the same basis as the related assets are amortized. Deferred revenue which relates to government grants for properties under development is recognized as the properties are sold.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (L)  GOVERNMENT ASSISTANCE:

       The Company periodically applies for financial assistance under available government incentive programs. Non-repayable government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets.

    (M) REVENUE RECOGNITION:

       (i) Ski and resort operations revenue is recognized as the service is provided. Commission revenues derived from airline ticket, hotel, car and cruise reservations are recognized when the customer arrives at their destination. Commission revenue is recorded at the net of the amount charged to the customer and the amount paid to the supplier.

       (ii) Revenue from the sale of properties is recorded when title to the completed unit is conveyed to the purchaser, the purchaser becomes entitled to occupancy and the purchaser has made a payment that is appropriate in the circumstances.

       (iii) Points revenue associated with membership in the vacation ownership business of Club Intrawest (which revenue is included in real estate sales) is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met.

       (iv) Revenue from revenue-producing rental properties is recognized upon the earlier of attaining break-even cash flow after debt servicing or the expiration of a reasonable period of time following substantial completion. Prior to this time, the properties are categorized as properties under development, and incidental operations related to such properties are applied to development costs.

    (N) FUTURE INCOME TAXES:

       The Company follows the asset and liability method of accounting for income taxes. Under such method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

       Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. To the extent that it is not considered to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

    (O) FOREIGN CURRENCY TRANSLATION:

       These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations are located in the United States and are conducted in U.S. dollars. The Company's Canadian operations use the Canadian dollar as their functional currency. The Canadian entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average rate for the period for amounts included in the determination of income.

       Cumulative unrealized gains or losses arising from the translation of the assets and liabilities of these operations into U.S. dollars are recorded as foreign currency translation adjustment, a separate component of shareholders' equity.

       Exchange gains or losses arising on the translation of long-term monetary items that are denominated in foreign currencies to the applicable currency of measurement are deferred and amortized on a straight-line basis over the remaining terms of the related monetary item except for gains or losses related to foreign currency denominated long-term obligations designated as hedges of investments in self-sustaining foreign operations. Other exchange gains or losses are included in income as realized.

       The actual exchange rates used for translation purposes were as follows:

                                                                        2002      2001
                                                                       ------    ------
         Canadian dollar to U.S. dollar exchange rates
           At June 30................................................  1.5162    1.5140
           Average during year.......................................  1.5687    1.5192

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (P) PER SHARE CALCULATIONS:

       The Company has adopted, effective July 1, 2001, the new recommendations of section 3500, "Earnings Per Share," of the CICA Accounting Handbook relating to the method of calculation, presentation and disclosure of earnings per share. These new recommendations were applied retroactively and have resulted in the restatement of diluted earnings per share for the year ended June 30, 2001. The diluted earnings per share for the year ended June 30, 2001 is more dilutive by $0.02 than it would have been under the previous standard.

       Income per common share has been calculated using the weighted average number of common shares outstanding during the year. The dilutive effect of stock options is determined using the treasury stock method.

    (Q) STOCK OPTIONS:

       The Company has a stock option plan as described in note 12(c). Effective July 1, 2001, the Company early-adopted section 3870 of the CICA Accounting Handbook ("CICA 3870") relating to the method of accounting for stock-based compensation. The recommendations require that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to continue to measure employee stock-based compensation costs using the intrinsic value based method of accounting. Accordingly, no compensation expense has been recognized for the periods presented. Any consideration paid on the exercise of options or purchase of shares is credited to capital stock.

    (R)  EMPLOYEE FUTURE BENEFITS:

       The Company accrues its obligations under employee benefit plans and the related costs as the underlying services are provided.

    (S)  COMPARATIVE FIGURES:

       Certain comparative figures for 2001 have been reclassified to conform with the financial statement presentation adopted in the current year.

3.  ACQUISITIONS:

    On January 11, 2002, the Company acquired the assets and business of Big Island Country Club Limited Partnership, which operates a golf course on the island of Hawaii, for cash consideration of $8,876,000.

    During the year ended June 30, 2001, the Company completed the following acquisitions, each of which was accounted for by the purchase method with effect from the date of acquisition:

    (a) Effective November 15, 2000, the Company acquired the business of Sapera Real Estate Group (subsequently name changed to Playground Real Estate Inc.). The purchase price of the business acquired was $6,699,000 of which $5,299,000 was assigned to goodwill and the remainder to working capital. The acquisition was financed primarily through bank indebtedness.

    (b) On June 11, 2001, the Company acquired the 5% non-controlling interest in the resort operation and real estate assets of Intrawest/Sandestin Company, L.L.C. for cash consideration of $4,750,000.

4.  DISCONTINUED OPERATIONS:

    For reporting purposes, the results of operations and cash flow from operating activities of the non-resort real estate business have been disclosed separately from those of continuing operations for the periods presented.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    The results of discontinued operations are as follows:

                                                                     2002      2001
                                                                    ------    -------
    Revenue.....................................................    $1,128    $ 1,209
                                                                    ======    =======
    Loss before current income taxes............................    $ (104)   $(2,805)
    Provision for current income taxes..........................        18        137
                                                                    ------    -------
    Loss from discontinued operations...........................    $ (122)   $(2,942)
                                                                    ======    =======

5.  SKI AND RESORT OPERATIONS:

                                                                                   2002
                                                                  --------------------------------------
                                                                                                  NET
                                                                                ACCUMULATED       BOOK
                                                                     COST       DEPRECIATION     VALUE
                                                                  ----------    ------------    --------
    Ski operations:
      Land......................................................  $   52,490      $     --      $ 52,490
      Buildings.................................................     248,731        47,556       201,175
      Ski lifts and area improvements...........................     411,352       118,993       292,359
      Automotive, helicopters and other equipment...............     120,681        70,499        50,182
      Leased vehicles...........................................       4,614         2,311         2,303
                                                                  ----------      --------      --------
                                                                     837,868       239,359       598,509
                                                                  ----------      --------      --------
    Resort operations:
      Land......................................................      21,925            --        21,925
      Buildings.................................................      58,219         8,937        49,282
      Golf courses..............................................     120,145        16,444       103,701
      Area improvements.........................................      87,446        19,022        68,424
                                                                  ----------      --------      --------
                                                                     287,735        44,403       243,332
                                                                  ----------      --------      --------
                                                                  $1,125,603      $283,762      $841,841
                                                                  ==========      ========      ========

                                                                                   2001
                                                                  --------------------------------------
                                                                                                  NET
                                                                                ACCUMULATED       BOOK
                                                                     COST       DEPRECIATION     VALUE
                                                                  ----------    ------------    --------
    Ski operations:
      Land......................................................  $   52,324      $     --      $ 52,324
      Buildings.................................................     231,189        39,994       191,195
      Ski lifts and area improvements...........................     392,668       101,459       291,209
      Automotive, helicopters and other equipment...............     106,901        59,904        46,997
      Leased vehicles...........................................       4,499         1,869         2,630
                                                                  ----------      --------      --------
                                                                     787,581       203,226       584,355
                                                                  ----------      --------      --------
    Resort operations:
      Land......................................................      21,711            --        21,711
      Buildings.................................................      52,834         8,280        44,554
      Golf courses..............................................     124,070        10,866       113,204
      Area improvements.........................................      65,320        15,403        49,917
                                                                  ----------      --------      --------
                                                                     263,935        34,549       229,386
                                                                  ----------      --------      --------
                                                                  $1,051,516      $237,775      $813,741
                                                                  ==========      ========      ========

    The ski and resort operations have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

6.  PROPERTIES:

    Summary of properties:

                                                                    2002        2001
                                                                  --------    --------
    Properties under development and held for sale..............  $797,603    $658,309
    Revenue-producing properties................................    70,187      49,399
                                                                  --------    --------
                                                                  $867,790    $707,708
                                                                  ========    ========

    Properties are classified for balance sheet purposes as follows:

                                                                    2002        2001
                                                                  --------    --------
    Current assets:
      Resort....................................................  $399,572    $329,177
    Long-term assets:
      Resort....................................................   461,893     371,451
      Discontinued operations...................................     6,325       7,080
                                                                  --------    --------
                                                                  $867,790    $707,708
                                                                  ========    ========

    Cumulative costs capitalized to properties under development and held for sale:

                                                                    2002        2001
                                                                  --------    --------
    Properties under development and held for sale:
      Land and land development costs...........................  $187,269    $178,773
      Building development costs................................   478,175     368,242
      Interest..................................................    80,082      69,071
      Administrative............................................    52,077      42,223
                                                                  --------    --------
                                                                  $797,603    $658,309
                                                                  ========    ========

    During the year ended June 30, 2002, the Company capitalized interest of $38,850,000 (2001 -- $43,298,000) (note 16).

    Properties have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

    Breakdown of revenue-producing properties:

                                                                                 2002
                                                                  ----------------------------------
                                                                                               NET
                                                                             ACCUMULATED      BOOK
                                                                   COST      DEPRECIATION     VALUE
                                                                  -------    ------------    -------
    Revenue-producing properties:
      Land......................................................  $ 8,217      $    --       $ 8,217
      Buildings.................................................   68,298       11,340        56,958
      Leasehold improvements and equipment......................    6,472        1,460         5,012
                                                                  -------      -------       -------
                                                                  $82,987      $12,800       $70,187
                                                                  =======      =======       =======

                                                                                 2001
                                                                  ----------------------------------
                                                                                               NET
                                                                             ACCUMULATED      BOOK
                                                                   COST      DEPRECIATION     VALUE
                                                                  -------    ------------    -------
    Revenue-producing properties:
      Land......................................................  $ 5,816      $    --       $ 5,816
      Buildings.................................................   49,211        7,337        41,874
      Leasehold improvements and equipment......................    3,007        1,298         1,709
                                                                  -------      -------       -------
                                                                  $58,034      $ 8,635       $49,399
                                                                  =======      =======       =======

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

7.  AMOUNTS RECEIVABLE:

                                                                    2002        2001
                                                                  --------    --------
    Receivable from sale of real estate.........................  $ 59,679    $ 25,405
    Ski and resort operations trade receivables.................    23,053      29,662
    Loans, mortgages and notes receivable (note 20).............    73,408      56,928
    Funded senior employee share purchase plans (note 12(e))....     4,475         460
    Other accounts receivable...................................    14,067      20,497
                                                                  --------    --------
                                                                   174,682     132,952
    Current portion.............................................   109,948      82,536
                                                                  --------    --------
                                                                  $ 64,734    $ 50,416
                                                                  ========    ========

    Amounts receivable from the sale of real estate primarily comprise sales proceeds held in trust which are generally paid out to the Company or to construction lenders within 60 days.

    Amounts receivable are due approximately as follows:

    Year ending June 30, 2003...................................    $109,948
                      2004......................................      11,270
                      2005......................................       4,450
                      2006......................................       7,692
                      2007......................................       4,046
          Subsequent to 2007....................................      37,276
                                                                    --------
                                                                    $174,682
                                                                    ========

    The loans, mortgages and notes receivable bear interest at both fixed and floating rates which averaged 10.91% per annum as at June 30, 2002 (2001 -- 11.86%). Certain of these amounts have been pledged as security for the Company's bank and other indebtedness (note 9).

8.  OTHER ASSETS:

    (A)  CURRENT:

                                                                        2002        2001
                                                                       -------    --------
         Ski and resort operations inventories.......................  $30,054    $ 27,286
         Restricted cash deposits....................................   34,502      62,155
         Prepaid expenses and other..................................   23,506      16,104
                                                                       -------    --------
                                                                       $88,062    $105,545
                                                                       =======    ========

    (B) LONG-TERM:

                                                                        2002        2001
                                                                       -------    --------
         Investment in Compagnie des Alpes, at equity (note 23)......  $36,142    $ 33,077
         Deferred financing and other costs..........................   16,481      19,294
         Administrative furniture, computer equipment, software and leasehold improvements, net of accumulated depreciation of
           $15,769,000 (2001 -- $10,291,000).........................   33,614      27,950
         Other.......................................................    8,095       6,319
                                                                       -------    --------
                                                                       $94,332    $ 86,640
                                                                       =======    ========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

9.  BANK AND OTHER INDEBTEDNESS:

    The Company has obtained financing for its ski and resort operations and properties from various financial institutions by pledging individual assets as security for such financing. Security for general corporate debt is provided by general security which includes a floating charge on the Company's assets and undertakings, fixed charges on real estate properties, and assignment of mortgages and notes receivable. The following table summarizes the primary security provided by the Company, where appropriate, and indicates the applicable type of financing, maturity dates and the weighted average interest rate at June 30, 2002:

                                                                               WEIGHTED
                                                               MATURITY         AVERAGE
                                                                 DATES       INTEREST RATE       2002          2001
                                                              -----------    -------------    ----------    ----------
    Ski and resort operations:
      Mortgages and bank loans..............................  Demand-2017        4.61%        $  124,578    $  200,121
      Obligations under capital leases......................    2003-2005        8.93%             3,869         5,694
                                                                                              ----------    ----------
                                                                                                 128,447       205,815
                                                                                              ----------    ----------
    Properties
      Interim financing on properties under development and
        held for resale.....................................    2003-2017        5.77%           141,337       175,944
      Resort club notes receivable credit facilities........         2006        5.35%            27,436        21,399
      Mortgages on revenue-producing properties.............    2003-2012        6.95%            12,485        10,952
                                                                                              ----------    ----------
                                                                                                 181,258       208,295
                                                                                              ----------    ----------
    General corporate debt..................................         2005        4.64%           184,000        31,803
    Unsecured debentures....................................    2003-2010        9.64%           562,214       564,081
                                                                                              ----------    ----------
                                                                                               1,055,919     1,009,994
    Current portion.........................................                                     282,047       201,640
                                                                                              ----------    ----------
                                                                                              $  773,872    $  808,354
                                                                                              ==========    ==========

    Principal repayments and the components related to either floating or fixed interest rates are as follows:

                                                                     INTEREST RATES
                                                                  --------------------      TOTAL
                                                                  FLOATING     FIXED      REPAYMENTS
                                                                  --------    --------    ----------
    Year ending June 30, 2003...................................  $156,643    $125,404    $  282,047
                      2004......................................    21,012      27,084        48,096
                      2005......................................   194,897      25,187       220,084
                      2006......................................        --       5,818         5,818
                      2007......................................        --       6,720         6,720
          Subsequent to 2007....................................         8     493,146       493,154
                                                                  --------    --------    ----------
                                                                  $372,560    $683,359    $1,055,919
                                                                  ========    ========    ==========

    The Company has entered into a swap agreement to fix the interest rate on a portion of its floating rate debt. The Company had $16,000,000 (2001 -- $8,300,000) of bank loans swapped against debt with a fixed interest rate ranging from 4.70% to 5.58% (2001 -- 5.34% to 7.40%) per annum.

    Bank and other indebtedness includes indebtedness in the amount of $263,691,000 (2001 -- $342,206,000) which is repayable in Canadian dollars of $399,808,000 (2001 -- $518,100,000).

    The Company is subject to certain covenants in respect of some of the bank and other indebtedness which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants at June 30, 2002.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

10. DEFERRED REVENUE:

                                                                   2002       2001
                                                                  -------    -------
    Deposits on real estate sales...............................  $76,239    $66,642
    Government assistance (note 11).............................    7,901      4,974
    Golf club initiation deposits...............................   13,431     14,935
    Season pass revenue.........................................   13,883     12,864
    Other deferred amounts......................................   11,099      8,872
                                                                  -------    -------
                                                                  122,553    108,287
                                                                  -------    -------
    Current portion.............................................   99,484     81,537
                                                                  -------    -------
                                                                  $23,069    $26,750
                                                                  =======    =======

11. GOVERNMENT ASSISTANCE:

    The federal government of Canada and the Province of Quebec have granted financial assistance to the Company in the form of interest-free loans and forgivable grants for the construction of specified four-season tourist facilities at Mont Tremblant. The loans, which will total $9,431,000 when they are advanced, are repayable over 17 years starting in 2000. The grants, which will total $38,318,000 (2001 -- $38,318,000) when they are fully advanced, amounted to $24,518,000 at June 30, 2002 (2001 -- $21,005,000).
    During the year ended June 30, 2002, grants received of $3,513,000 (2001 -- $6,268,000) were credited as follows: $1,010,000 (2001 -- $755,000) to ski and resort operation assets, $1,461,000 (2001 -- $5,513,000) to properties and $1,042,000 to deferred government assistance.

12. CAPITAL STOCK:

    (A)  SHARE CAPITAL REORGANIZATION:

       Effective March 14, 1997, the Company completed a reorganization of its share capital designed to separate the remaining non-resort real estate assets from the rest of the Company's business. Under the reorganization, each existing common share was exchanged for one new common share and one non-resort preferred ("NRP") share. The new common shares have the same attributes as the old common shares.

       The NRP shares were initially recorded at a value of $64,305,000, net of costs, (based on Cdn.$3.82 per share) equal to the book value of the net equity of the non-resort assets at December 31, 1996, and the value assigned to the common shares was reduced by the same amount. The Company expects that the non-resort assets will be disposed of in an orderly manner and the net cash flow from these assets distributed to the NRP shareholders, primarily by way of redemption or repurchase of their shares. The amount ultimately realized by the Company and distributed to the NRP shareholders will be subject to prevailing real estate market conditions. As at June 30, 2002, the book value of the net equity of the remaining non-resort assets was $6,456,000 (2001 -- $6,964,000).

       In November 1999 shareholders of the Company passed a resolution reducing the redemption price of the NRP shares from Cdn.$3.82 to Cdn.$2.65 per share.

    (B) CAPITAL STOCK:

       The Company's capital stock comprises the following:

                                                                         2002        2001
                                                                       --------    --------
         Common shares...............................................  $453,299    $400,262
         NRP shares..................................................    13,600      13,958
                                                                       --------    --------
                                                                       $466,899    $414,220
                                                                       ========    ========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       (i)  Common shares:

         Authorized:
           an unlimited number without par value
         Issued:

                                                                     NUMBER OF                 NUMBER OF
                                                                       COMMON        2002        COMMON        2001
                                                                       SHARES       AMOUNT       SHARES       AMOUNT
                                                                     ----------    --------    ----------    --------
              Balance, beginning of year...........................  44,026,394    $400,262    43,463,294    $395,795
              Issued for cash under stock option plan..............    270,850        1,893      563,100        4,467
              Issued for cash, net of issue costs..................  3,250,000       55,951           --           --
              Purchased for benefit plan(f)........................   (292,182)      (4,807)          --           --
                                                                     ----------    --------    ----------    --------
              Balance, end of year.................................  47,255,062    $453,299    44,026,394    $400,262
                                                                     ==========    ========    ==========    ========

       (ii) NRP shares:

         Authorized:
           50,000,000 without par value
         Issued:

                                                                      NUMBER OF                NUMBER OF
                                                                         NRP        2002          NRP         2001
                                                                       SHARES      AMOUNT       SHARES       AMOUNT
                                                                      ---------    -------    -----------    -------
              Balance, beginning of year............................  5,513,936    $13,958      7,760,961    $17,924
              Issued for cash under stock option plan...............        --          --        253,575        227
              Redemption............................................        --          --     (2,170,000)    (3,788)
              Purchased for cancellation............................  (350,500)       (358)      (330,600)      (405)
                                                                      ---------    -------    -----------    -------
              Balance, end of year..................................  5,163,436    $13,600      5,513,936    $13,958
                                                                      =========    =======    ===========    =======

       (iii) Preferred shares:

         Authorized:
           an unlimited number without par value
         Issued -- nil

    (C)  STOCK OPTIONS:

       The Company has a stock option plan which provides for grants to officers and employees of the Company and its subsidiaries of options to purchase common shares of the Company. Options granted under the stock option plan are exercisable in Canadian dollars and may not be exercised except in accordance with such limitations as the Human Resources Committee of the Board of Directors of the Company may determine.

       The following table summarizes the status of options outstanding under the Plan:

                                                                   2002         WEIGHTED        2001         WEIGHTED
                                                               SHARE OPTIONS    AVERAGE     SHARE OPTIONS    AVERAGE
                                                                OUTSTANDING      PRICE       OUTSTANDING      PRICE
                                                               -------------    --------    -------------    --------
         Outstanding, beginning of year......................    3,322,500       $15.24       3,221,600       $14.68
         Granted.............................................      711,800        16.17         710,000        17.67
         Exercised...........................................     (270,850)        6.99        (563,100)        7.90
         Forfeited...........................................      (65,550)       17.87         (46,000)       17.52
                                                                 ---------       ------       ---------       ------
         Outstanding, end of year............................    3,697,900       $16.04       3,322,500       $15.24
                                                                 =========       ======       =========       ======
         Exercisable, end of year............................    1,753,950       $14.70       1,805,450       $13.37
                                                                 =========       ======       =========       ======

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       The following table provides details of options outstanding at June 30, 2002:

                                                                    WEIGHTED
                                                    NUMBER        AVERAGE LIFE    WEIGHTED       NUMBER        WEIGHTED
         RANGE OF                                 OUTSTANDING      REMAINING      AVERAGE      EXERCISABLE     AVERAGE
         EXERCISE PRICES                         JUNE 30, 2002      (YEARS)        PRICE      JUNE 30, 2002     PRICE
         ---------------                         -------------    ------------    --------    -------------    --------
         $6.42-$9.54.........................        439,100          2.2          $ 9.20         439,100       $ 9.20
         $10.39-$15.19.......................        208,500          4.8          $13.38         202,500       $13.32
         $15.70-$19.16.......................      3,050,300          7.4          $17.21       1,112,350       $17.12
                                                   ---------          ---          ------       ---------       ------
                                                   3,697,900          6.6          $16.04       1,753,950       $14.70
                                                   =========          ===          ======       =========       ======

    (D) EMPLOYEE SHARE PURCHASE PLAN:

       The employee share purchase plan permits certain full-time employees of the Company and its subsidiaries and limited partnerships to purchase common shares through payroll deductions. The Company contributes $1 for every $3 contributed by an employee. To June 30, 2002, a total of 65,809 (2001 -- 65,809) common shares have been issued from treasury under this plan. A further 100,000 common shares have been authorized and reserved for issuance under this plan.

    (E)  FUNDED SENIOR EMPLOYEE SHARE PURCHASE PLANS:

       The Company has two funded senior employee share purchase plans which provide for loans to be made to designated eligible employees to be used for the purchase of common shares. At June 30, 2002, loans to employees under the funded senior employee share purchase plans amounted to $4,475,000 with respect to 374,387 common shares and 26,939 NRP shares (2001 -- $460,000 with respect to 123,050 common shares and 26,939 NRP shares). The loans are non-interest bearing, secured by a promissory note and a pledge of the shares ($6,300,000 market value at June 30, 2002) and mature by 2012. A further 96,400 common shares have been authorized and reserved for issuance under one of the plans.

    (F)  KEY EXECUTIVE EMPLOYEE BENEFIT PLAN:

       The Company has a key executive employee benefit plan which permits the Company to grant awards of common shares purchased in the open market to executive officers. During the year ended June 30, 2002, a total of 292,182 common shares were purchased under this plan. The common shares vest to the employees in part over time and the balance on the attainment of certain future earnings levels.

    (G)  STOCK COMPENSATION:

       Had compensation expense for stock options been determined by a fair value method in accordance with the provisions of CICA 3870 (note 2(q)) using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would have been used for options granted in the current period:

         Dividend yield..............................................     0.6%
         Risk-free interest rate.....................................    4.38%
         Expected option life........................................  7 years
         Expected volatility.........................................      55%

       Using the above assumptions, the Company's net income for the year ended June 30, 2002 would have been reduced to the pro forma amount indicated below:

         Net income, as reported.....................................  $58,480
         Estimated fair value of option grants.......................     (649)
                                                                       -------
         Net income, pro forma.......................................  $57,831
                                                                       =======
         Pro forma income per common share from continuing
           operations:
           Basic.....................................................  $  1.31
           Diluted...................................................  $  1.29

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       The estimated fair value of option grants excludes the effect of those granted before July 1, 2001. The fair value of options granted during the year ended June 30, 2002 had a value of $14.36 on the grant date on a weighted average basis.

    (H) PER SHARE INFORMATION:

       The reconciliation of the net income and weighted average number of common shares used to calculate basic and diluted income per common share is as follows:

                                                                               2002                    2001
                                                                       --------------------    --------------------
                                                                       NET INCOME    SHARES    NET INCOME    SHARES
                                                                       ----------    ------    ----------    ------
                                                                                     (000)                   (000)
         Basic income per common share:
           Income from continuing operations.........................   $58,602      44,206     $63,529      43,665
           Dilutive effect of stock options..........................        --         489          --         839
                                                                        -------      ------     -------      ------
         Diluted income per common share.............................   $58,602      44,695     $63,529      44,504
                                                                        =======      ======     =======      ======

       Options aggregating 2,399,800 (2001 -- 263,000) have not been included in the computation of diluted income per common share as they were anti-dilutive.

13. INCOME TAXES:

    (A)  PROVISION FOR INCOME TAXES:

                                                                           2002        2001
                                                                         --------    --------
         Current.....................................................    $ 12,422    $  8,987
         Future......................................................      (2,873)      1,027
                                                                         --------    --------
                                                                         $  9,549    $ 10,014
                                                                         --------    --------

       The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

                                                                           2002        2001
                                                                         --------    --------
         Statutory rate..............................................       41.2%       44.7%
                                                                         --------    --------
         Income tax charge at statutory rate.........................    $ 32,888    $ 36,047
         Non-deductible expenses and amortization....................          53       1,839
         Large corporations tax......................................       1,159       1,194
         Taxes related to non-controlling interest share of
           earnings..................................................      (4,804)     (4,427)
         Reduction for enacted changes in tax laws and rates.........      (2,434)     (5,277)
         Taxes related to equity accounted investment................      (1,605)     (1,247)
         Foreign taxes less than statutory rate......................     (15,589)    (18,046)
         Other.......................................................        (101)         68
                                                                         --------    --------
                                                                            9,567      10,151
         Less: current income taxes related to discontinued
           operations................................................          18         137
                                                                         --------    --------
         Provision for income taxes..................................    $  9,549    $ 10,014
                                                                         ========    ========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

                                                                           2002        2001
                                                                         --------    --------
         Future tax assets:
           Non-capital loss carryforwards............................    $ 27,068    $ 27,083
           Share issue and financing costs...........................          --       1,024
           Differences in working capital deductions for tax and
             accounting purposes.....................................       4,004       2,687
           Other.....................................................         562       1,134
                                                                         --------    --------
         Total gross future tax assets...............................      31,634      31,928
         Valuation allowance.........................................     (16,206)    (18,769)
                                                                         --------    --------
         Net future tax assets.......................................      15,428      13,159
                                                                         --------    --------
         Future tax liabilities:
           Differences in net book value and undepreciated capital
             cost of ski and
             resort assets and properties............................      80,021      90,423
           Other.....................................................       3,714       2,339
                                                                         --------    --------
         Total gross future tax liabilities..........................      83,735      92,762
                                                                         --------    --------
         Net future tax liabilities..................................    $ 68,307    $ 79,603
                                                                         ========    ========

    (c) At June 30, 2002, the Company has non-capital loss carryforwards for income tax purposes of approximately $101,960,000 (2001 -- $98,358,000) that are available to offset future taxable income through 2022.

14. JOINT VENTURES:

    The following amounts represent the Company's proportionate interest in joint ventures and non-controlled partnerships (note 2(b)):

                                                                    2002        2001
                                                                  --------    --------
    Properties, current.........................................  $ 42,178    $ 60,736
    Other current assets........................................    21,717      26,517
                                                                  --------    --------
                                                                    63,895      87,253
    Current liabilities.........................................   (49,487)    (62,225)
                                                                  --------    --------
    Working capital.............................................    14,408      25,028
    Ski and resort operations...................................   155,964     144,707
    Properties, non-current.....................................    58,713      46,965
    Bank and other indebtedness, non-current....................   (40,376)    (40,753)
    Other, net..................................................   (14,924)    (11,742)
                                                                  --------    --------
                                                                  $173,785    $164,205
                                                                  ========    ========

                                                                    2002        2001
                                                                  --------    --------
    Revenue.....................................................  $131,122    $159,104
    Expenses....................................................   119,960     143,658
                                                                  --------    --------
    Income from continuing operations before income taxes.......    11,162      15,446
    Results of discontinued operations..........................       385         181
                                                                  --------    --------
                                                                  $ 11,547    $ 15,627
                                                                  ========    ========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                    2002        2001
                                                                  --------    --------
    Cash provided by (used in):
      Operations................................................  $ 29,206    $ 28,006
      Financing.................................................   (15,267)    (12,985)
      Investments...............................................   (20,425)    (10,835)
                                                                  --------    --------
    Increase (decrease) in cash and cash equivalents............  $ (6,486)   $  4,186
                                                                  ========    ========

    Due to joint venture partners is the amount payable to the Company's joint venture partners in various properties for costs they have incurred on the Company's behalf. Payments to the joint venture partners are governed by the terms of the respective joint venture agreement.

15. CONTINGENCIES AND COMMITMENTS:

    (a) The Company holds licenses and land leases with respect to certain of its ski operations. These leases expire at various times between 2032 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues.

    (b) The Company has estimated costs to complete ski and resort operations assets and properties currently under construction and held for sale amounting to $397,642,000 at June 30, 2002 (2001 -- $363,064,000). These
        costs are substantially covered by existing financing commitments.

    (c) In addition to the leases described in (a) above, the Company has entered into other operating lease commitments, payable as follows:

         Year ending June 30, 2003...................................  $ 4,526
                           2004......................................    4,801
                           2005......................................    3,853
                           2006......................................    3,167
                           2007......................................    2,479
               Subsequent to 2007....................................    7,416
                                                                       -------
                                                                       $26,242
                                                                       =======

    (d) The Company is contingently liable for the obligations of certain joint ventures and partnerships. The assets of these joint ventures and partnerships, which in all cases exceed the obligations, are available to satisfy such obligations.

    (f) The Company and its subsidiaries are involved in several lawsuits arising from the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, management does not consider the Company's exposure to lawsuits to be material to these consolidated financial statements.

    (g) Canada Customs and Revenue Agency ("CCRA") has proposed certain adjustments to reduce the amount of capital cost allowance and non-capital losses claimed by the Company. No notice of reassessment has been issued. The Company is preparing submissions with respect to these proposals and intends to contest any adjustments, if made. The Company believes that it is unlikely that CCRA would be successful with the proposed challenge. Whether CCRA will ultimately proceed with such proposals, and the outcome of the issues under review if the proposals proceed, cannot be determined at this time. If all of the issues raised by CCRA in the proposals were reassessed as proposed, the Company would be required to pay total cash taxes of approximately $8,200,000 plus interest of approximately $3,700,000. For accounting purposes, the effect of any reassessment would be charged to income in the year the outcome of the proposals is determined.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

16. INTEREST EXPENSE:

                                                                   2002       2001
                                                                  -------    -------
    Total interest incurred.....................................  $83,439    $89,092
    Less:
      Interest capitalized to ski and resort operations
        assets..................................................    1,353        988
      Interest capitalized to properties, net of capitalized
        interest included in real estate cost of sales of
        $13,314,000 (2001 -- $13,642,000).......................   25,536     29,656
                                                                  -------    -------
                                                                  $56,550    $58,448
                                                                  =======    =======

                                                                   2002       2001
                                                                  -------    -------
    Interest was charged to income as follows:
      Real estate costs.........................................  $13,314    $13,642
      Interest expense..........................................   43,072     44,490
      Discontinued operations...................................      164        316
                                                                  -------    -------
                                                                  $56,550    $58,448
                                                                  =======    =======

    Real estate cost of sales also include $14,525,000 (2001 -- $7,080,000) of interest incurred in prior years.

    Interest incurred and interest expense include commitment and other financing fees and amortization of deferred financing costs.

17. FINANCIAL INSTRUMENTS:

    (A)  FAIR VALUE:

      The Company has various financial instruments including cash and cash equivalents, amounts receivable, certain amounts payable and accrued liabilities. Due to their short-term maturity or, in the case of amounts receivable, their market comparable interest rates, the instruments' book value approximates their fair value. Debt and interest swap agreements are also financial instruments. The fair value of the Company's long-term debt, calculated using current rates offered to the Company for debt at the same remaining maturities, is not materially different from amounts included in the consolidated balance sheets.

    (B) INTEREST RATE RISK:

      As described in note 9, $372,560,000 of the Company's debt instruments bear interest at floating rates. Fluctuations in these rates will impact the cost of financing incurred in the future.

    (C)  CREDIT RISK:

      The Company's products and services are purchased by a wide range of customers in different regions of North America and elsewhere. Due to the nature of its operations, the Company has no concentrations of credit risk.

18. PENSION PLANS:

   The Company has two non-contributory defined benefit pension plans, one registered and the other non-registered, covering certain of its senior executives. At June 30, 2002, the estimated present value of accrued pension benefits was $10,783,000 (2001 -- $5,626,000) and the market value of the plan's assets was $2,857,000 (2001 -- $3,103,000). This obligation is being expensed over a period of 15 years. For the year ended June 30, 2002, the Company charged to operations pension costs of $1,070,000 (2001 -- $540,000).

19. SEGMENTED INFORMATION:

    The Company has four reportable segments: mountain resort operations, warm-weather resort operations, real estate operations, and corporate and all other. The mountain resort segment includes all of the Company's mountain resorts and associated activities. The warm-weather segment includes Sandestin and all of the Company's stand-alone golf courses. The real estate segment includes all of the Company's real estate activities.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    The Company evaluates performance based on profit or loss from operations before interest, depreciation and amortization, and income taxes. Intersegment sales and transfers are accounted for as if the sales or transfers were to third parties.

    The Company's reportable segments are strategic business units that offer distinct products and services, and that have their own identifiable marketing strategies. Each of the reportable segments has senior executives responsible for the performance of the segment.

    The following table presents the Company's results from continuing operations by reportable segment:

                                                                    2002        2001
                                                                  --------    --------
    Segment revenue:
      Mountain resort...........................................  $424,835    $433,126
      Warm-weather resort.......................................    60,307      59,076
      Real estate...............................................   495,813     424,271
      Corporate and all other...................................     5,016       6,337
                                                                  --------    --------
                                                                  $985,971    $922,810
                                                                  ========    ========

                                                                   2002        2001
                                                                  -------    --------
    Segment operating profit:
      Mountain resort...........................................  $98,935    $100,511
      Warm-weather resort.......................................    8,406       7,827
      Real estate...............................................   88,150      80,989
      Corporate and all other...................................    5,016       6,337
                                                                  -------    --------
                                                                  200,507     195,664
    Less:
      Interest..................................................   43,072      44,490
      Depreciation and amortization.............................   65,434      57,934
      General and administrative................................   12,175       9,793
                                                                  -------    --------
                                                                  120,681     112,217
                                                                  -------    --------
    Income before income taxes, non-controlling interest and
      discontinued operations...................................  $79,826    $ 83,447
                                                                  =======    ========

                                                                     2002          2001
                                                                  ----------    ----------
    Segment assets:
      Mountain resort...........................................  $  912,642    $  886,297
      Warm-weather resort.......................................     151,924       143,343
      Real estate...............................................   1,032,296       868,655
      Corporate and all other...................................      60,720        46,895
      Discontinued operations...................................       9,335        11,122
                                                                  ----------    ----------
                                                                  $2,166,917    $1,956,312
                                                                  ==========    ==========

                                                                    2002        2001
                                                                  --------    --------
    Capital expenditures:
      Mountain resort...........................................  $ 81,658    $ 85,597
      Warm-weather resort.......................................     9,832       8,389
      Corporate and all other...................................    10,237      15,414
                                                                  --------    --------
                                                                  $101,727    $109,400
                                                                  ========    ========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    GEOGRAPHIC INFORMATION:

                                                                    2002        2001
                                                                  --------    --------
    Revenue:
      Canada....................................................  $424,764    $375,569
      United States.............................................   561,207     547,241
                                                                  --------    --------
                                                                  $985,971    $922,810
                                                                  ========    ========

                                                                    2002        2001
                                                                  --------    --------
    Operating profit:
      Canada....................................................  $121,707    $100,433
      United States.............................................    78,800      95,231
                                                                  --------    --------
                                                                  $200,507    $195,664
                                                                  ========    ========

                                                                     2002         2001
                                                                  ----------   ----------
    Identifiable assets:
      Canada....................................................  $  753,885   $  708,438
      United States.............................................   1,403,697    1,236,752
      Discontinued operations...................................       9,335       11,122
                                                                  ----------   ----------
                                                                  $2,166,917   $1,956,312
                                                                  ==========   ==========

20. RELATED PARTY TRANSACTIONS:

    At June 30, 2001, $3,991,000 was owing to the Company by a partnership, one of whose partners was a corporation controlled by an officer and a director of the Company. During the year ended June 30, 2002, this amount was repaid.

21. CASH FLOW INFORMATION:

    The changes in non-cash operating working capital balance consist of the following:

                                                                    2002        2001
                                                                  --------    --------
    Cash provided by (used in):
      Amounts receivable........................................  $(29,720)   $ (4,932)
      Other assets..............................................    20,819     (25,258)
      Amounts payable...........................................    48,676      (4,405)
      Due to joint venture partners.............................    (4,788)     (8,143)
      Deferred revenue..........................................    14,204      12,790
                                                                  --------    --------
                                                                  $ 49,191    $(29,948)
                                                                  ========    ========
    Supplemental information:
      Interest paid excluding interest capitalized..............  $ 41,404    $ 51,744
      Income taxes paid.........................................    11,596       4,754
    Non-cash investing and financing activities:
      Notes received on asset disposals.........................     6,902       5,540

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

22. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC") except as summarized below:

                                                                    2002        2001
                                                                  --------    --------
    Income from continuing operations in accordance with
      Canadian GAAP.............................................  $ 58,602    $ 63,529
    Effects of differences in accounting for:
      Depreciation and amortization pursuant to SFAS 109 (d)....    (1,870)     (2,861)
      Foreign exchange pursuant to SFAS 52 (g)..................       (14)     (3,295)
      Real estate revenue recognition pursuant to SFAS 66 (i)...     4,089      (4,089)
      Start-up costs (j)........................................    (4,772)       (788)
      Tax effect of differences.................................       562       1,182
    Results of discontinued operations..........................      (122)     (2,942)
                                                                  --------    --------
    Net income in accordance with United States GAAP............    56,475      50,736
    Opening retained earnings in accordance with United States
      GAAP (b)..................................................   223,363     177,245
    Common share dividends......................................    (4,737)     (4,618)
                                                                  --------    --------
    Closing retained earnings in accordance with United States
      GAAP......................................................  $275,101    $223,363
                                                                  ========    ========
    Weighted average number of shares outstanding (in
      thousands):
      Basic.....................................................    44,206      43,665
      Diluted...................................................    44,695      44,504
                                                                  ========    ========
    Income per common share (in dollars):
      Basic.....................................................  $   1.28    $   1.23
      Diluted...................................................      1.26        1.22
                                                                  ========    ========

                                                                   2002       2001
                                                                  -------    -------
    Comprehensive income:
      Net income in accordance with United States GAAP..........  $56,475    $50,736
      Other comprehensive income (loss).........................    2,299       (260)
                                                                  -------    -------
                                                                  $58,774    $50,476
                                                                  =======    =======

                                                                     2002          2001
                                                                  ----------    ----------
    Total assets in accordance with Canadian GAAP...............  $2,166,917    $1,956,312
    Effects of differences in accounting for:
      Shareholder loans (c).....................................      (4,475)         (460)
      Ski and resort assets (d).................................       2,525         3,226
      Goodwill (d)..............................................      34,696        35,916
      Properties (d)............................................         650           663
      Revenue recognition (i)...................................          --          (510)
      Start-up costs (j)........................................      (5,682)         (788)
      Future income taxes on differences........................       1,744         1,182
                                                                  ----------    ----------
    Total assets in accordance with United States GAAP..........  $2,196,375    $1,995,541
                                                                  ==========    ==========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                     2002          2001
                                                                  ----------    ----------
    Total liabilities in accordance with Canadian GAAP..........  $1,489,648    $1,387,950
    Effects of differences in accounting for:
      Foreign exchange (g)......................................          --           (14)
      Revenue recognition (i)...................................          --         3,579
                                                                  ----------    ----------
    Total liabilities in accordance with United States GAAP.....  $1,489,648    $1,391,515
                                                                  ----------    ----------

                                                                    2002        2001
                                                                  --------    --------
    Capital stock in accordance with Canadian GAAP..............  $466,899    $414,220
    Effects of differences in accounting for:
      Extinguishment of options and warrants (a)................     1,563       1,563
      Shareholder loans (c).....................................    (4,475)       (460)
                                                                  --------    --------
    Capital stock in accordance with United States GAAP.........   463,987     415,323
    Closing retained earnings in accordance with United States
      GAAP......................................................   275,101     223,363
    Accumulated other comprehensive income (h)..................   (32,361)    (34,660)
                                                                  --------    --------
    Shareholders' equity in accordance with United States
      GAAP......................................................  $706,727    $604,026
                                                                  ========    ========

    (A)  EXTINGUISHMENT OF OPTIONS AND WARRANTS:

       Payments made to extinguish options and warrants can be treated as capital items under Canadian GAAP. These payments would be treated as income items under United States GAAP. As a result, payments made to extinguish options in prior years impact the current year's capital stock and retained earnings. No payments were made during the years ended June 30, 2001 and 2000.

    (B) RETAINED EARNINGS:

       Opening retained earnings in accordance with United States GAAP for the year ended June 30, 2001 includes the effects of:

       (i) adopting SFAS 109 as described in (d). The net increase in retained earnings was $43,546,000.

       (ii) treating payments made to extinguish options and warrants as income items as described in (a). The net decrease in retained earnings was $1,563,000.

       (iii) including foreign exchange gains and losses in income for the period in which the exchange rate fluctuates. The net increase in retained earnings was $3,309,000.

    (C)  SHAREHOLDER LOANS:

       The Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under United States GAAP, these loans, totaling $4,475,000 and $460,000 as at June 30, 2002 and 2001,
       respectively, would be deducted from share capital.

    (D) INCOME TAXES:

       As described in note 2(n), the Company follows the asset and liability method of accounting for income taxes. Prior to July 1, 1999, the Company had adopted the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), for the financial statement amounts presented under United States GAAP. SFAS 109 requires that future tax liabilities or assets be recognized for the difference between assigned values and tax bases of assets and liabilities acquired pursuant to a business combination except for non tax-deductible goodwill and unallocated negative goodwill, effective from the Company's year ended September 30, 1994. The effect of adopting SFAS 109 increases the carrying values of certain balance sheet amounts at June 30, 2002 and 2001 as follows:

                                                                        2002       2001
                                                                       -------    -------
         Ski and resort assets.......................................  $ 2,525    $ 3,226
         Goodwill....................................................   34,696     35,916
         Properties..................................................      650        663

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (E)  JOINT VENTURES:

       In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under United States GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the Company has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method (note 14).

    (F)  STOCK COMPENSATION:

       Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to elect to continue to measure stock-based compensation costs using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has elected to account for stock-based compensation in accordance with APB 25. Accordingly, no compensation expense has been recognized for the years presented.

       Had compensation expense been determined in accordance with the provisions of SFAS 123 using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would be used for option grants in:

                                                                          2002       2001
                                                                         -------    -------
         Dividend yield..............................................       0.6%       0.6%
         Risk-free interest rate.....................................      4.38%      4.63%
         Expected option life........................................    7 years    7 years
         Expected volatility.........................................        55%        67%

       Using the above assumptions, the Company's net income under United States GAAP would have been reduced to the pro forma amounts indicated below:

                                                                          2002       2001
                                                                         -------    -------
         Net income in accordance with United States GAAP:
           As reported...............................................    $56,475    $50,736
           Estimated fair value of option grants.....................     (5,215)    (3,975)
                                                                         -------    -------
         Pro forma...................................................    $51,260    $46,761
                                                                         =======    =======
         Pro forma income per common share:
           Basic.....................................................    $  1.16    $  1.07
           Diluted...................................................    $  1.15    $  1.05

    (G)  FOREIGN EXCHANGE ON BANK AND OTHER INDEBTEDNESS:

       Under Canadian GAAP, the Company defers and amortizes foreign exchange gains and losses on bank and other indebtedness denominated in foreign currencies over the remaining term of the debt. Under United States GAAP, foreign exchange gains and losses are included in income in the period in which the exchange rate fluctuates.

    (H) OTHER COMPREHENSIVE INCOME:

       Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital stock in the equity section of the balance sheet.

       The foreign currency translation adjustment in the amount of $31,295,000 (2001 -- $33,780,000) presented in shareholders' equity under Canadian GAAP would be considered accumulated other comprehensive income under United States GAAP. The change in the balance of $2,229,000 would be other comprehensive income for the year (2001 -- loss of $260,000).

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (I)  REAL ESTATE REVENUE RECOGNITION:

       In accordance with Canadian GAAP, the Company recognizes revenue from the sale of serviced lots after receiving a deposit and conveying title to the purchaser. Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS 66"), provides that a sale of real estate should not be recognized unless the deposit received from the purchaser is at least a major part of the difference between usual loan limits and the sales value of the property. Accordingly, no revenue and cost of sales would have been recognized under United States GAAP on certain lot sales for the year ended June 30, 2001 where the deposit received was less than 10% of the sales price.

    (J)  START-UP COSTS:

       As described in note 2(f), the Company capitalizes for Canadian GAAP purposes certain costs incurred in the start-up period of specific operations. For United States GAAP purposes, such costs would be expensed as incurred.

    (K) DERIVATIVES AND HEDGING ACTIVITIES:

       For United States GAAP purposes, the Company adopted the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective July 1, 2000. Under this standard, derivative instruments are initially recorded at cost with changes in fair value recognized in income except when the derivative is identified, documented and highly effective as a hedge, in which case the changes in fair value are excluded from income to be recognized at the time of the underlying transaction. The only derivative instrument outstanding at June 30, 2002 and 2001 is the interest rate swap described in note 9. As the fair value of this swap is not materially different than its cost at both dates, no reconciliation adjustment is required.

    (L)  RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

       In June 2001 the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations" ("SFAS 141") and SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations. SFAS 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS
       142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment periodically.

       The Company adopted the provisions of SFAS 141 for all business combinations made on or after July 1, 2002, including the business acquisition described in note 3. SFAS 142 will be adopted July 1, 2002 at which date goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination will no longer be amortized.

       Upon adoption of SFAS 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS 141 for recognition separate from goodwill. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as a cumulative effect of a change in accounting principle in 2003.

       During the years ended June 30, 2002 and 2001, the Company recorded amortization of goodwill of $3,064,000 and $2,514,000, respectively. The Company is currently evaluating the impact of adopting SFAS 142 at July 1, 2002 including its intangible assets acquired in previous business combinations to determine whether it holds assets having an indefinite life and whether impairment exists under the provisions of SFAS 142.

       In August 2001 the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company will adopt SFAS 143 on July 1, 2002. The Company is currently evaluating the impact of adoption of this standard on its financial condition and results of operations.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       In October 2001 the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company will adopt SFAS 144 on July 1, 2002. The Company does not believe that the adoption of SFAS 144 will impact amounts reported historically for its financial condition or results of operations.

       In May 2002 the FASB issued SFAS 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections" ("SFAS 145"). Among other things, SFAS 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board Opinion 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," are met. The Company has not had early extinguishment of debt in fiscal 2002 or 2001.

       In July 2002 the FASB issued SFAS 146, "Accounting for Restructuring Costs" ("SFAS 146"). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require entities to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The Company has recognized no restructuring costs to exit activities in fiscal 2002 or 2001.

23. SUBSEQUENT EVENT

    In July 2002 the Company sold 55% of its investment in Compagnie des Alpes for proceeds which approximate its carrying value.

                                  UNDERTAKING

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in the said securities.

                                   SIGNATURES

      Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                          INTRAWEST CORPORATION

                                          By: /s/ ROSS J. MEACHER
                                             -----------------------------------
                                              Name: Ross J. Meacher
                                              Title:  Corporate Secretary
                                              Date:  September 9, 2002

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER
                         PURSUANT TO SECTION 302 OF THE
                           SARBANES-OXLEY ACT OF 2002

I, Joe S. Houssian, certify that:

     1. I have reviewed this annual report on Form 40-F of Intrawest Corporation ("Intrawest");

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Intrawest as of, and for, the periods presented in this annual report.

Dated: September 9, 2002

                                          By: /s/ JOE S. HOUSSIAN
                                             -----------------------------------
                                              Name: Joe S. Houssian
                                              Title:  President and
                                                 Chief Executive Officer

                    CERTIFICATION OF CHIEF FINANCIAL OFFICER
                         PURSUANT TO SECTION 302 OF THE
                           SARBANES-OXLEY ACT OF 2002

I, Daniel O. Jarvis, certify that:

     1. I have reviewed this annual report on Form 40-F of Intrawest Corporation ("Intrawest");

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Intrawest as of, and for, the periods presented in this annual report.

Dated: September 9, 2002

                                          By: /s/ DANIEL O. JARVIS
                                             -----------------------------------
                                              Name: Daniel O. Jarvis
                                              Title:  Executive Vice President
                                                      and Chief Financial
                                                      Officer

                                 EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION
-----------   -----------
 23.1         Consent dated September 9, 2002 of KPMG LLP, Chartered
              Accountants.